AURIZON

Aurizon Mines Ltd.
2010 Annual Report

GROWTH IN GOLD

AURIZON
MINES LTD.

2010 - A Year of Growth

2010 was a year of transition and growth for Aurizon. During the year the Company strategically assembled a number of properties, at various stages of development, which complemented Aurizon's asset base and should provide a strong pipeline of projects for future growth.

Photo Credit Inside Front Cover: Jacques Bourcier

TABLE OF CONTENTS

PAGE

1. CEO REPORT TO SHAREHOLDERS
3. FINANCIAL HIGHLIGHTS
4. INVESTOR INFORMATION
5. ACCOMPLISHMENTS, PLANS AND OBJECTIVES
7. CORPORATE RESPONSIBILITY AND GLOBAL DEVELOPMENT
18. GOLD TRENDS
19. QUICK FACTS
20. MINERAL PROPERTIES • CASA BERARDI GOLD MINE • JOANNA GOLD PROPERTY • MARBAN PROPERTY • FAYOLLE PROPERTY
33. EXPLORATION & EARLY STAGE PROJECTS • REX SOUTH PROPERTY • OPINACA & WILDCAT PROPERTIES • PATRIS PROPERTY • DUVERNY PROPERTY • KIPAWA PROPERTY
39. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
62. MANAGEMENT'S RESPONSIBILITY
63. AUDITORS' REPORT
66. FINANCIAL STATEMENTS
97. FORWARD LOOKING STATEMENTS

Sunrise at Rex South Property

REPORT TO SHAREHOLDERS FROM PRESIDENT AND C.E.O., DAVID HALL

Dear Fellow Shareholders,

2010 was a year of transition which proved to be both challenging and exciting for Aurizon. Challenging, as we worked our way through a low grade area of the Casa Berardi mine with a short-term adverse impact on operating and financial performance. Exciting as we had exploration success at both Joanna and Casa Berardi, and increased our portfolio to ten properties by successfully negotiating six property option agreements. What has remained a constant throughout the year has been the dedication and commitment of our people to minimize the impact of adversity and to maximize the potential of our opportunities.

Following a transitional year at Casa Berardi, where production totaled 141,000 ounces, we can look forward to processing higher grade ore, resulting in increased gold production of 165,000 ounces and improved financial performance in 2011.

Despite the reduced gold production, revenues reached a record level of $179 million, with operating cash flow of $51 million. This enabled us to end the year with cash balances of $139 million.

Aurizon has significantly increased its property portfolio by entering into several option agreements with junior exploration companies. In each case Aurizon can earn either a 60% or 65% interest in the particular property by funding agreed upon work programs and making cash payments to the property owner. In all but one situation, the exploration programs are being executed at the field level by the owner's existing geological teams, thereby enabling Aurizon to significantly increase exploration activity without a corresponding increase in staff. As a result of this initiative, Aurizon is now actively exploring ten properties in Quebec with a total land area of approximately 2,000 square kilometers.

Casa Berardi remains the foundation of the Company and promises to provide significant cash flow for many years to come. Exploration in 2010 was successful in increasing resources in the Principal open pit area by 94 % and in extending the strike length of the promising 123 Zone underground. Definition drilling has upgraded the quality of our mineral resources and enabled us to increase mineral reserves by 44% to 1.5 million ounces. As a result of the drilling success on Zones 118 and 123, we are investing approximately $32 million over the next two years on additional infrastructure to access the deeper levels of the West Mine. We will deepen the production shaft by 320 metres, to a depth of 1,080 metres, and develop a 1,000 metre long drift at 1,010 metres below surface. Production will not be interrupted whilst this work takes place.

At Joanna, drilling increased the mineral resources contained in the Hosco pit by 35%, and work proceeds on schedule to complete the final feasibility by the third quarter of 2011. Regular meetings have been held with stakeholders to keep them informed of our plans, and this hopefully will lead to a better understanding of our objectives and intentions and allay any concerns that they may have.

Page 1 | Aurizon Mines Ltd. | December 31, 2010

Two of the properties that we added are in close proximity to Joanna. Fayolle is a high grade gold target located ten kilometers to the north. Aurizon can earn a 65% interest in Fayolle and has embarked upon an aggressive exploration program which, to date, has produced encouraging results. It is our intent to complete an initial resource estimate on Fayolle by the end of this year. Patris is an earlier stage gold target with excellent potential, where we can earn a 60% interest, situated seven kilometers to the north east of Joanna. Our initial exploration program, including drilling, will commence shortly.

The Marban property is situated in the Malartic gold camp, closer to our technical base in Val-d'Or and comprises a strategic land position with historic production and existing mineral resources. As an initial step to earning a 65% interest, we have launched an extensive exploration program which will run through the second quarter, and lead to an updated mineral resource estimate by year end.

We have also got involved in two relatively new areas of Quebec which promise to develop into important gold camps in the future. By entering into option agreements on the Opinaca property, where we can earn a 60% interest, and the Wildcat property, where we can earn a 65% interest, we now have exposure to approximately 600 square kilometres of prospective geology in the promising James Bay gold camp, where Goldcorp is developing the large Eleonore underground deposit. Our initial exploration program, including drilling will commence this summer. Further north, we can earn a 60% interest in a very exciting 800 square kilometer property known as Rex South. Our first phase exploration program in 2010 discovered a six kilometre trend containing polymetallic porphyry style mineralization with interesting values in gold, silver, copper and tungsten. Due to this exciting discovery, we have decided to accelerate our earn-in expenditures and drill this trend this summer.

As you can appreciate, we are excited about the potential of our expanded property portfolio and plan on spending approximately $38 million on exploration on all our properties in 2011, a record for the company.

Aurizon received the Entrepreneur of the year award jointly with Typhoon, one of our Joint Venture partners at AEMQ. As well, two supervisors from Casa Berardi received an honorary award of achievement from the Quebec Mining Association for having 50,000 hours without lost time for accidents among their teams. The second half of 2010 saw our safety record improve and was due to the daily focus on safety throughout the Company.

With our strong production base and increased exploration activity on various fronts, we are well positioned to benefit from strong gold prices over the long-term, as the fundamentals are still in place. The high levels of government debt and deficit spending throughout the western world will continue to debase the value of the world's major currencies.

I would like to extend my appreciation to our Board of Directors for their support, advice and direction. Recently we welcomed George Brack to our board, who has many years of experience in corporate and property transactions. George will provide valuable counsel and assistance as Aurizon pursues its various growth initiatives.

It is not possible to achieve success without a team of dedicated people. At Aurizon, we have such a team, and I would like to thank the more than 500 employees, contractors and partners for their hard work and dedication. More importantly, I appreciate their concerted efforts in improving our practices and record in the area of safety. We must strive to improve further in this area as we expand our activities and our work force.

Finally I would like to thank our shareholders, many of whom have been with us since the start of our journey, for their loyalty and support.

Aurizon has experienced a year of transition in several ways and has exited the year with strong fundamentals firmly in place. We have the people, the projects and the financial resources to continue to build an exciting future for all stakeholders.

March 16, 2011

David P. Hall
Chairman, President and Chief Executive Officer

Page 2 | Aurizon Mines Ltd. | December 31, 2010

2010 FINANCIAL HIGHLIGHTS

	2010	2009	2008
Production Achievements			
Gold production (ozs)	141,116	159,261	158,830
Gold sales (ozs)	139,950	159,275	159,404
Ore milled (tonnes)	722,745	688,676	654,397
Financial Results (Cad$ 000s)			
Total revenue	$178,743	$175,560	$144,452
Earnings (loss)	16,133	36,706	4,921
Operating cash flow	50,157	71,822	60,265
Financial Position (Cad$ 000s)			
Cash and cash equivalents	139,341	113,098	34,337
Restricted cash	-	-	21,225
Working capital	149,162	101,666	24,080
Total assets	340,686	323,293	257,951
Long-term obligations	-	705	9,430
Share Data			
Earnings (loss) per share	$0.10	$0.23	$0.03
Weighted average shares outstanding	160,249,688	156,265,947	147,707,642
Shares issued and outstanding - December 31,	162,145,702	159,008,607	148,068,248

CONVERSION TABLE:
1 METRE (M) = 3.2808 FEET (FT), 1 HECTARE (HA) = 2.4711 ACRES,
1 KILOMETRE (KM) = 0.6214 MILE (MI) , 1 GRAM (G) = 0.0322 TROY OUNCE (OZ),
1 TONNE (T) = 1.1023 TONS (T), 1 GRAM/TONNE (G/T) = 0.0292 OUNCE/TON (OZ/T).

Page 3 | Aurizon Mines Ltd. | December 31, 2010

INVESTOR INFORMATION

Share Volume
Aurizon 2010 Trading
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
TSX: ARZ
AMEX: AZK
Share Price AMEX $US
Share Price TSX $CDN
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10

Key Statistics – As of December 31, 2010

Shares Issued	162,145,702
Fully Diluted	171,815,302
Cash Balances	$139 million
No debt	
Unhedged	
Market Capitalization	$1.180 billion
52 Week Range	Cdn TSX $3.81 - $8.41 US NYSE Amex $3.56 - $8.42

Solid Record of Delivering Shareholder Value

ARZ: 178.09%
^TTGD: 39.35%
TSX:ARZ 5-YEAR CHART VS. TSX Global Gold Index
300.00%
250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
-100.00%
2007
2008
2009
2010
2011
03/18/11 12:07PM EDT
© quotemedia.com

AZK
^HUI
NYSE AMEX:AZK 5-YEAR CHART vs. HUI (AMEX Gold Bugs Index)
+300%
+250%
+200%
+150%
+100%
+50%
0%
-50%
© Yahoo!
Jan 07
Jan 08
Jan 09
Jan 10
Jan 11

Page 4 | Aurizon Mines Ltd. | December 31, 2010

2010 ACCOMPLISHMENTS

Financial

- $149 MILLION working capital
- $179 MILLION record revenues
- NO debt
- $0.31 operating cash flow per share
- 18% INCREASE in operating profit margin to US$604
- US$50 MILLION revolving credit facility

Casa Berardi

- MINE LIFE EXTENDED to 10 years from 6 years
- 44% INCREASE in mineral reserves to 1,457,000
- SIGNIFICANT OPEN PIT RESERVE of 370,000 ounces in Principal area
- 74% INCREASE & UPGRADE in ounces in Zone 123
- DETAILED RESTORATION PLAN submitted & approved by the MRNF at an approved cost of $10.8 million, a substantial decrease from original estimate of $24 million

Share Performance

- 54% increase in the share price
- OUTPERFORMED the TSX gold index by 27%

Corporate Development

- 6 property acquisitions with earn in options - Fayolle, Marban, Rex South, Opinaca A&B, Wildcat, & Patris
- QUEBEC location for all acquisitions, which is close to our technical team

Joanna

- UPDATED RESOURCE ESTIMATE increased measured & indicated resources for the Hosco deposit by 35%
- INFORMATION EXCHANGE DAY where 72 people participated and results of various impact studies were shared with stakeholders
- COMMUNICATION was established with the Pikogan and Cree nations regarding business development and employment opportunities

Awards

- ENTREPRENUER OF THE YEAR jointly awarded to Aurizon and Typhoon exploration from the AEMQ at the Quebec Exploration 2010 Convention

Page 5 | Aurizon Mines Ltd. | December 31, 2010

2011 PLANS & OBJECTIVES

CASA BERARDI

- Achieve 165,000 ounces gold production for the year
- Perform mining activities in accordance with SAFE AND WELL PLANNED MINING PRACTICES, in compliance with all appropriate regulations, and the HIGHEST ENVIRONMENTAL STANDARDS
- Improve HEALTH AND SAFETY performance, by achieving a reduction in the severity and frequency of lost-time accidents
- Commence SHAFT DEEPENING at west mine in accordance with development plan and budget
- Improve EQUIPMENT UTILIZATION and availability
- MAINTAIN mineral reserves and UPGRADE quality of mineral resources

EXPLORATION

- Complete phase one DRILL programs on MARBAN and FAYOLLE and complete mineral RESOURCE estimates
- Initiate DRILL programs to TEST TARGETS on Patris, Opinaca, Wildcat and Rex South properties

JOANNA

- Complete a final FEASIBILITY STUDY on the HOSCO deposit
- Initiate PERMITTING PROCESS, including submission of all required applications, maintaining EXCELLENT RELATIONSHIPS with all stakeholders
- DRILLING to evaluate the potential of the HEVA deposit and complete updated mineral RESOURCE estimate

CORPORATE DEVELOPMENT

- Pursue corporate opportunities and property acquisitions or other transactions to increase MINERAL RESOURCE and RESERVE BASE
- GROW the Company's PRODUCTION PROFILE to further INCREASE shareholder VALUE

Page 6 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

CORPORATE RESPONSIBILITY AND GLOBAL DEVELOPMENT

Economic prosperity ▫ Global cost
Responsible production and consumption
Health and quality of life ▫ Prevention ▫ Social equity and solidarity
Participation and commitment ▫ Training and education
Environmental protection ▫ Biodiversity preservation
Protection of cultural heritage ▫ Improving environmental legacy
Economy
Equity
Society
Viability
Global Development
Support
Environment

THE CHIEF EXECUTIVE OFFICER'S MESSAGE

"Mining in the future will require stronger social responsibility on the part of participants: respecting the traditional objectives required by investors, such as production targets, economic returns and conformity, with regulatory requirements. However mining should also consider concerns such as high environmental standards, economic gains for local communities and support of the labour force."

David P. Hall, President and Chief Executive Officer

Page 7 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

CORPORATE RESPONSIBILITY AND GLOBAL DEVELOPMENT

In keeping with the Chief Executive Officer's philosophy, in 2008, the Company's Board of Directors adopted a Global Development Policy Mission Statement and Key Principles designed to promote sustainable development in the performance of the Company's mining activities. These mission statements and key principles are designed to adhere to the laws and standards attributable towards the mining industry, both in Canada and abroad and to fulfill the expectations of the Company's stakeholders.

Global Development Policy - Mission Statement and Key Principles

Aurizon is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible.

Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

The Company strives to promote twelve key principles in the performance of its activities which are instilled at all levels throughout the Company.

12 Key Principles

1. Responsible production and consumption which minimizes waste and optimizes the use of raw materials, energy and mineral resources.
2. Economic prosperity that is conducive to social progress and respectful of the environment.
3. The value of all goods and services must reflect all the costs they generate.
4. Environmental protection of air, water and soil.
5. Biodiversity preservation for the benefit of present and future generations.
6. Protection of cultural heritage.
7. Risk mitigation and accident prevention.
8. Improved health and quality of life.
9. Participation and commitment of citizens.
10. Social equity and solidarity.
11. Encourage access to training and education.
12. Improving any historical legacy of previous mining and exploration activity associated with any mineral property in which the Company has an interest.

Page 8 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

LICENSE TO OPERATE – GLOBAL DEVELOPMENT

For Aurizon, Global Development means that from early stage exploration to post-closing operations, adhering to social, environmental and economic parameters is a day to day commitment. Achieving this goal is possible with the Company's Global Development Policy which is integrated throughout the organization's decision making practices and instilled at every level within the Company.

In addition, Aurizon has developed internal policies and procedures known as "our license to operate" which consider the economic, social and environmental components of each stage of a project. Each of the three components are considered equally in the decision-making process and each of the twelve principles is associated with the three components in order to strive for the equality of economic and social gains, the viability of economic and environmental gains and the ability to support social and environmental gains.

ECONOMIC RESPONSIBILITY

Responsible Production and Consumption

"The Company strives to be socially responsible, operating with transparency and integrity, in its mission and in its mode of management, to ensure the best performance for its shareholders and economic benefits for workers and surrounding communities."
David P. Hall, President and Chief Executive Officer.

Local Purchasing and Services Policy

Since 2006, 50% of supplies are purchased locally. In addition, the Company strives to use local services whenever possible. Our local purchasing and services policy not only supports the local economies and communities in which our activities are performed; this practice also reduces the transportation and related CO_2 emissions for those supplies and services.

Incentive Programs Enforce our Policies

Aurizon has incentive programs in place that impact employee compensation. Performance reviews are conducted quarterly to set objectives and review progress and overall achievement of those objectives. Performance ratings are directly tied to sustainability and safety performance, as appropriate, based on the employee's duties.

Reduction Challenges and Achievements

At Casa Berardi, new compressors were installed which was important in achieving the Company's power reduction objectives. In addition, a review of water management systems, including the air conditioning water intake systems, led to a significant reduction in the water requirements at the mine site.

Data compilation of the power demands of the hoist at Casa Berardi is currently underway with the objective of optimizing Aurizon's energy usage and to minimize the harmonic power fluctuations on the 25Kv power line which is utilized by the mine site and surrounding users.

Page 9 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

ENVIRONMENTAL RESPONSIBILITY
Environmental Protection of Air, Water and Soil

Corporate Environmental Management System

At the Corporate level, an Environmental Management System* ("EMS") was implemented with the objective of providing environmental guidelines to conform to regulatory standards and the Company's Global Development Policy and Key Principles. EMS will present a balanced and reasonable picture of Aurizon's economic, environmental and social performance and the resulting contribution of the organization to Global Development.

Ongoing Restoration Plan at Casa Berardi

Casa Berardi has completed an updated restoration plan that was submitted to the Ministere des Ressources naturelles et de la Faune ("MRNF") in 2010. Unused infrastructure and related areas within the actual operations will be dismantled and restored immediately in compliance with our Environmental Management System.

Preservation of Biodiversity - Joanna Feasibility Study

Implementation of an ecosystem-based restoration plan that progressively minimizes and reduces the overall project footprint while meeting the needs of principal local uses of the area such as hunting and fishing.

5% Footprint Reduction Challenge

With an action plan implemented in 2010, we aim to reduce Casa Berardi's footprint by 5%.

*EMS is enabling transparent, inclusive, auditable, accurate, neutral and comparable reporting

Page 10 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

HEALTH AND SAFETY
Risk Mitigation and Accident Prevention

CASA BERARDI MINE SAFETY

- Accident frequency decreased from 14.2 in 2008 to 3.6 in 2009 and 5.7 in 2010
- In 2009, the Casa Berardi Mine achieved 233 days without lost time accidents for all the employees on site. In 2010, 137 consecutive days without lost time accidents were recorded
- In 2010, two supervisors from Casa Berardi were honored by the Association minière du Québec (AMQ) for completing 50,000 hours without lost time accidents in their own departments.

Casa Berardi's Mine Rescue Team
The mine rescue team at Casa Berardi has 36 employees and/or contractors trained to meet all underground contingencies

Casa Berardi's Fire Response Team
13 employees are part of the fire response team in the event of a surface emergency at Casa Berardi.

Page 11 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

SUSTAINABILITY
Global Cost

"The value of all goods and services must reflect all the costs they generate for society during the complete life cycle, from design to consumption and disposal."
David P. Hall, President and Chief Executive Officer

JOANNA PRE-FEASIBILITY STUDY

The Global Cost concept is being considered in the overall decision-making process for the Company's Joanna Gold Development Project. Twenty one (21) options for the ore treatment plant were considered, including transporting the ore by train, conveyors, trucks and/or pipelines. In addition, the economic viability and social and environmental impact for local communities were considered, evaluated and documented.

JOANNA FEASIBILITY STUDY

The pre-feasibility study indicated that the handling of concentrate and tailings disposal for Joanna could best be handled at at an off-site facility. However, following consultations with local stakeholders, an on-site treatment and disposal option is now being considered in the final Feasibility Study. The Feasibility Study will analyze the social, environmental and economic costs and benefits to determine whether the off-site location chosen for the handling of concentrate and tailings disposal is justified, and will re-assess whether, based on the "overall" costs, an on-site treatment and disposal option should instead be selected.

JOANNA FEASIBILITY STUDY

RISK MITIGATION AT JOANNA

Aurizon is committed to produce a feasibility study based on risk evaluation tools and on simulations that would provide a clear vision of the impact on health and safety, environmental receptors, infrastructure and quality of life.

In addition to the opportunities and benefits a project will have, Aurizon also takes into consideration how a project will impact an area in terms of the local environment, economy, and society. Aurizon looks at how the project will benefit and impact the surrounding area and the people who live within or near that area. Aurizon strives to achieve long-term sustainability for the communities in which it has operations and activities. The main environmental considerations are generally focused on land use, habitat impact, water, energy consumption, transportation, and air quality. The main socio-economic considerations are generally focused on employment opportunities, providing safe and healthy working conditions for employees and contractors, and providing spin-off economic and/or other benefits to the surrounding communities.

Page 12 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

JOANNA PROJECT
Stakeholder Engagement

Aurizon has been very pro-active in communicating Aurizon's plans to various stakeholder groups, obtaining their views, and incorporating their concerns into the Company's future plans.

Early in the pre-feasibility stage, study groups of concerned stakeholders were invited to participate in the development plans of the Company's Joanna Project. The main objectives of these meetings were to not only listen to and understand stakeholder concerns, but also to integrate their recommendations within the development process. One-on-one meetings were followed by a week of dialogue workshops on specific issues and a public plenary session led to a commitment of understanding between Aurizon and stakeholders.

In addition, communication was established with the Pikogan and Cree nations regarding business development and employment opportunities.

JOANNA PROJECT WORKSHOP HIGHLIGHTS

- Between 16 and 25 participants attended five (5) different workshops, ensuring adequate and sufficient representation of stakeholders
- Two way dialogue and information sharing achieved during process
- Dialogue focused on values
- More than 175 comments and concerns were heard, understood and integrated into 5 distinct recommendations to be addressed in the Feasibility Study at Joanna

Aurizon Information Exchange Day

In December, 2010, 72 people participated in an information exchange day, where the results of various impact studies (noise, vibrations, pollution, etc.) were shared with the stakeholders.

Page 13 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

AWARDS RECEIVED
2010 Entrepreneur of the Year Award

The Association de l'exploration minière du Québec ("AEMQ") awarded Aurizon Mines Ltd. and Typhoon Exploration Inc. the Entrepreneur of the Year award. The award is granted in recognition of the work performed by an entrepreneur (or team of entrepreneurs) which has resulted in significant progress during the past year.

The AEMQ selected Aurizon Mines Ltd. and Typhoon Exploration Inc. for their development of the Fayolle Project which is situated in the heart of Abitibi's emerging gold projects.

MORE 2010 AWARD HIGHLIGHTS:

- Aurizon Mines Ltd. is a recipient of "economic development" award from the Val-d'Or Chamber of Commerce.
- Aurizon Mines Ltd. has been nominated for the "Contribution to Regional Economic Development" award by the Rouyn-Noranda Chamber of Commerce.

AURIZON IS A PROUD CORPORATE MEMBER OF THESE INDUSTRY ORGANIZATIONS:

- THE PROSPECTORS AND DEVELOPERS ASSOCIATION OF CANADA
- THE QUEBEC MINING ASSOCIATION
- THE QUEBEC MINERAL EXPLORATION ASSOCIATION (AEMQ)

Page 14 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

COMMUNITY SUPPORT
Involved through Sponsorships and Donations

Aurizon's objective is to support 1 community program for every 1,000 ounces of gold produced in a fiscal year.

A healthy community is one where the people are involved. Aurizon supports the local community through sponsorships and donations to non-profit organizations, events and activities. The Company also encourages its employees to become actively involved in their communities by supporting their initiatives with sponsorships and donations to their community project of choice.

AURIZON

As part of its community giving efforts, Aurizon Mines and its employees last year gave over $22,000 to Centraide, the Quebec arm of the United Way.

SPONSORSHIP AND DONATIONS

In 2010, a total of $503,000 was distributed to 120 organizations in the Province of Quebec, 90% of which was in the Abitibi-Temiscamingue area, where the Company's operations are based. In addition, the Company distributed a total of $147,500 to 15 organizations in the Province of British Columbia, where the Company's head office is located.

Aurizon also created in 2010 the "Global Development - Aurizon Mines fund" for research and regional expertise in global development. Aurizon's initial contribution in 2010 was $141,000.

Province of Quebec
Sponsorship and Donations by Sectors of Activity

5%
1%
21%
12%
51%
10%
Education
Health & Sport
Health Organisations
Social
Cultural
Professional

Page 15 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

COMMUNITY SUPPORT
Involved through Sponsorships and Donations

Province of Quebec
Sponsorship and Donations by Regions
23%
54%
9%
1%
1%
12%
Abitibi-Ouest
Rouyn-Noranda
Val-d'Or
Témiscamingue
Amos
Province

Chalet
AURIZON

2010 Aurizon Head Office Donations
Canadian Cancer Society
PwC/RAMA Golf Charity
PDAC Mining Matters
BC Children's Hospital
ARTS Umbrella
SEG Canada Foundation
Canadian Volunteer Fire Services Association
The Salvation Army - Hope in the City Breakfast
Canadian National Institute for the Blind (CNIB)
Canadian Foster Family Association
Science World British Columbia
Canadian Mineral Industry Education Foundation
UBC Mining Engineering - Year End Field Trip
Greater Vancouver Food Bank Society
2% 1%
3%
3%
3%
7%
10%
7%
4%
3%
57%

Page 16 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Corporate Responsibility and Global Development 2010

SOCIAL RESPONSIBILITY
Equity and Support

PROMOTING CULTURAL DIVERSITY

In 2008, a specific program was developed to insure that employees and their families from ethnically diverse backgrounds would receive adequate support with respect to moving, obtaining citizenship and work permits. In Quebec, Aurizon also facilitates their integration into the community by offering cultural assimilation programs.

In 2010, Aurizon was invited to join the "Next Generation – Mines" project by the Conference of the First Nations. The project's objective is to develop the essential tools for the next generation of First Nations to participate in the development of the mining sector. Drilling contracts were awarded to a new partnership comprising members of First Nations and a local drilling contractor. The contracts ensured a successful start of operations by this company.

PROTECTING CULTURAL HERITAGE

Aurizon invited the Abitibiwinni First Nation members, who have their trap lines around Casa Berardi, for a site visit in 2010 and during the visit, discussions were oriented on different ways to rehabilitate the mine site so that it conforms with current and future land uses.

ENCOURAGE ACCESS TO TRAINING AND EDUCATION

KIPAWA

- Wild Wilderness medicine training prepared for Aurizon employees was offered to the Temiscamingue community, which has an outfitters business in this area.
- The collaboration with Wolf Lake and Eagle Village First Nations since the acquisition of the project has included education on exploration activities, on information sharing, and on job provision.
- The contract to provide access to drill sites at Kipawa was awarded to the Eagle Village First Nations.

REX SOUTH

- Aurizon participated in the hiring and training of five members of the Inuit Nation during the exploration work conducted on the Rex South project.

Page 17 | Aurizon Mines Ltd. | December 31, 2010

Gold Trends

Au

Strong gold prices should continue into the foreseeable future. The US economy has still not fully recovered and US trade deficits are still large and worsening again. In Europe, the sovereign debt problems require monetary reflation. Consequently, the underlying value of western world fiat currencies will continue to erode.

In addition, central banks are now net buyers of gold, and investment demand, particularly by the various Exchange Traded Funds, China and India, continues to be strong. – David Hall, President & CEO, Aurizon Mines Ltd.

1 Year Gold
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Feb11
www.kitco.com
Based on New York Close

1 Year Spot Gold in Canadian Dollars vs US Dollars
1382.13 CAD
+222.24(+19.16%)
(Change calculation is from the start of the chart)
1406.60 USD
+294.00(+26.42%)
Price in CAD per oz.
Price in USD per oz.
www.kitco.com
Mar10
Apr10
May10
Jun10
Jul10
Aug10
Sep10
Nov10
Dec10
Jan11
Feb11

We expect the price of our favourite metal to continue to rise, and Aurizon is poised to participate in this current bull market

Page 18 | Aurizon Mines Ltd. | December 31, 2010

QUICK FACTS

PRODUCING MINE (WITH FURTHER EXPLORATION UNDERWAY)

CASA BERARDI
Ownership: 100% Aurizon
Location: 95 kms north of La Sarre, Quebec
Mineral: Gold
Mining: Underground & planned open pit
2011 Estimated gold equivalent production: 165,000 - 170,000 ozs
2011 Estimated cash costs: USD$495
2010 Mineral reserves: 1,457,000oz Gold
2010 Measured & indicated resources: 824,000 ozs
2010 Inferred mineral resources: 748,000 ozs

DEVELOPMENT PROPERTY

JOANNA
Ownership: 100% Aurizon
Location: 20 kms east of Rouyn-Noranda, Quebec
Mineral: Gold
Mining: Planned open pit
Mineral Reserves: 995,000 oz
Measured & indicated resources: 2.0 million oz
Inferred mineral resources: 1.4 million oz

EXPLORATION PROPERTIES

MARBAN
Ownership: Aurizon can earn up to 65%
Location: Malartic gold camp in the Abitibi region, Quebec
Mineral: Gold
2010 Drill Results: included 11.06 g/t of gold over 3.6m
2011 Exploration planned: 32,000m drilling at $4.0 million

REX SOUTH
Ownership: Aurizon can earn up to 65%
Location: 145 kms southeast of Puvirnituq, Quebec.
Mineral: Gold, Silver, Copper, Tungsten
Results: Discovery of major gold-silver-copper-tungsten mineralized zone
2011 Exploration planned: 4,000m drilling at $4.1 million

DUVERNY
Ownership: Aurizon can earn up to 100%
Location: Centered on a mafic volcanic belt associated with the Chicobi fault corridor, near Amos, Quebec.
Mineral: Gold
2011 Exploration planned: 5,000m drilling at $1.0 million

KIPAWA
Ownership: 100% Aurizon
Location: 100 kms south of Rouyn-Noranda, Quebec

FAYOLLE
Ownership: Aurizon can earn up to 65%
Location: 10 kms north of Aurizon's Joanna Project, Quebec.
Mineral: Gold
2010 Drill Results: 112.5 g/t of gold over 6.0 m
2011 Exploration planned: 45,000m drilling at $6.5 million

OPINACA & WILDCAT
Ownership: Aurizon can earn up to 60%
Location: the James Bay Gold Camp (Eleonore), 350 kms north of Matagami, Quebec
Mineral: Gold
2011 Exploration planned: 7,000m drilling at $3.6 million

PATRIS
Ownership: Aurizon can earn up to 65%
Location: 7 kms north-east of Joanna Property
Mineral: Gold
2011 Exploration planned: 4,000m drilling at $0.6 million

Page 19 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

PROJECTS LOCATION MAP

Raglan Mine
Rex South
Puvernituq
CANADA
Quebec
Wildcat
Opinaca
Eleonore Project
Casa Berardi Mine
Fayolle
La Sarre
Duverny
Marban
Patris
Val d'Or
Technical Office
Joanna
Rouyn-Noranda
Kipawa
Montréal

Page 20 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

RESERVES AND RESOURCES SUMMARY (As at December 31, 2010)

Mineral Reserves				
Property	Ownership	Tonnes	Grade grams/ tonne	Gold Ounces
Casa Berardi - Underground	100%	4,057,000	7.7	1,005,000
Casa Berardi – Open pit	100%	3,796,000	3.7	452,000
Joanna – Hosco	100%	23,648,268	1.3	995,586
Total Mineral Reserves		31,501,268		2,452,586

Mineral Resources	Measured & Indicated				Inferred		
Property	Ownership	Tonnes	Grade grams/ tonne	Gold Ounces	Tonnes	Grade grams/ tonne	Gold Ounces
Casa Berardi	100%	4,481,000	5.7	824,300	3,981,000	5.8	747,900
Joanna	100%	21,300,000	1.47	1,007,000	33,270,000	1.35	1,440,000
Total Mineral Resources		25,781,000		1,831,300	37,251,000		2,187,000

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
('000 of oz)
2004
2005
2006
2007
2008
2009
2010
Mineral Reserves
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources

Page 21 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

RESERVES AND RESOURCES
Strong Project Pipeline for future Growth
(Land position of approximately 2,000 sq.km.)

Early Stage Exploration
Advanced Exploration
Pre-Feasibility
Feasibility
Production
Casa Berardi Mine
2011 Gold Production 165,000 – 170,000 ozs
Joanna
Target Production date Late 2013
Marban (Joint Venture)
Resource Update 4Q11
Fayolle (Joint Venture)
Resource Update 4Q11
Rex South (Joint Venture)
Drilling 2011
Opinaca/Wildcat (Joint Venture)
Drilling 2011
Patris (Joint Venture)
Drilling 2011
Kipawa
Farm out REE
Duverny
Drilling 2011

Photos: Rex South Property

Page 22 | Aurizon Mines Ltd. | December 31, 2010

Casa Berardi Mine

Page 23 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

CASA BERARDI GOLD MINE, QUEBEC
Consistent Production plus Exploration Potential

Casa Berardi has provided a strong economic foundation for the Company's growth in recent years. Located 95 kilometres north of La Sarre, Quebec and straddling a 37 kilometre section of the Casa Berardi fault, this producing mine has shown consistent production for Aurizon since operations re-commenced in 2006. Casa Berardi clearly has more to offer.

In October 2010, after an extensive exploration program, Aurizon reported an increase in measured and indicated in-pit mineral resources by 94% at the Principal area. A subsequent pre-feasibility study established mineral reserves of 370,000 ounces in the Principal area. Aurizon is investing in the future of Casa Berardi and has budgeted $51.1 million for sustaining Capex, shaft deepening, equipment, infrastructure and tailings expenditure for the existing Casa Berardi Principal Area. Further exploration is still underway at Casa Berardi, with 8-12 drills currently active, and $13.4 million to be invested in exploration in 2011. To date, the results received from a highly experienced technical and geological staff have shown that this investment consistently rewards the Company with increases in reserves and resources.

Page 24 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

Casa Berardi Production Results since 2006

Tonnes Milled
Gold Production - Ozs
Grade - grams/tonne
68,481
17,731
8.6
2006 Actual
545,258
159,469
9.8
2007 Actual
654,397
158,830
8.2
2008 Actual
688,676
159,261
7.8
2009 Actual
722,745
141,116
6.8
2010 Actual
718,146
165,000
8.0
2011 Estimate

Casa Berardi Exploration in Progress

8 - 12 Drills Active
$13.4M of exploration in 2011
4 km
West Mine Area
Principal Area
East Mine Area
118 & 123 ZONES DRILL TARGET
PRINCIPAL ZONE DRILL TARGET
146 ZONE DRILL TARGET
148 ZONE DRILL TARGET
160 ZONE DRILL TARGET
LOWER INTER ZONE DRILL TARGET
123 ZONE DRILL TARGET
Proven & Probable Reserves 1,457,000 oz
Measured & Indicated Resources 824,000 oz
Inferred Resources 748,000 oz
Past Production
Existing Infrastructure
Proposed Development
0.5 km

- Dip and western extension of Lower Inter
- Upgrading resources in Zones 118 – 120
- Testing continuity between Principal area and Zone 123
- Testing extension of Principal open pit
- Dip extension and other targets in East Mine

Page 25 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

Casa Berardi – Investing in the Future

•	Sustaining Capex	$21.8 million
•	Shaft Deepening	$13.6 million
•	Equipment	$ 8.3 million
•	Infrastructure and tailings	$ 7.4 million
•	**TOTAL**	**$51.1 million**

Casa Berardi – Shaft Deepening

Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
117S
Track Drift Explo. 550m
115
118
123S
Level 760m
810m Exp. Drift
Phase 1
113
Phase 2
1010m Trolley Drift
Level 1080m
118

- Deepen production shaft by 320 metres
- Completion: Third quarter 2012
- Cost: $32 million, including infrastructure

Page 26 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

JOANNA GOLD PROPERTY, QUEBEC
Excellent Location, Exploration Potential along the Cadillac Fault

Joanna is Aurizon's feasibility stage project and has an excellent location both geographically and strategically for the Company. Stretching 6 kilometres along the Cadillac Break, the property is located 2 kilometres northeast of the Rouyn-Noranda airport and 20 kilometres east of the city of Rouyn-Noranda. The project comprises 155 claims covering 42 square kilometres, is on the highway and railroad, and has hydro power access just 2 kilometres away. The Joanna property is in the heart of Aurizon's operational area which offers excellent leverage for using the Company's existing resources in the region to provide economies of scale in exploration, production, and environmental sustainability.

A Feasibility Study is well underway with current reported mineral reserves of 995,000 oz of gold, measured and indicated gold mineral resources of 1.01 million ozs and inferred gold mineral resources of 1.4 million oz of gold. Exploration continues with an updated resource estimate in progress, on the Hosco pit area and a $3.7 million exploration program on Heva in 2011. Optimization of metallurgical recoveries and an environmental impact study are also top priorities for the Company's experienced technical team. The results of the Feasibility Study are expected to be presented to the Company's Board of Directors by the third quarter of 2011 with an estimated production rate of 100,000 ozs per year. This will greatly increase the production profile for the Company as a whole, with Joanna's current target production start date estimated to be in late 2013.

Page 27 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

Joanna – Excellent Location

Pre-Feasibility Study's proposed Infrastructure
Power Line
Watershed Divide
Property Outline
Road 117
Kinojevis River
Airport
Vaudray and Joannes Lakes Biodiversity Reserve
Bousquet Lake
CN
Joannes Lake
JOANNA
Rouyn-Noranda
Val-d'Or
1 Proposed Pit
2 Overburden
3 Low Grade Pile
4 Waste Pile 1
5 Waste Pile 2
6 Tailings Pond
7 Polishing Pond
8 Process and Building Complex

Property highlights

- 155 claims for 42 square kms
- On highway and railroad, 20 kms from Rouyn Noranda
- Hydro power 2 kms away

Joanna – Exploration Potential along the Cadillac Fault

W
E
5 km
Diabase Dyke
Previous Pit Outline
Heva Area
Hosco Area
Joanna Mineral Resources
Proven & Probable Reserves : 995,600 oz
Measured & Indicated Resources : 1,007,000 oz
Inferred Resources : 1,440,000 oz
Au (oz)
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
Measured Resources
Inferred Resources
Existing Infrastructure
Indicated Resources
Past Production
Pit Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
July 5, 2010

- Hosco deposit remains open along strike
- Potential for satellite pits
- Updated resource estimate in progress on Hosco pit extension
- 26,000 metre drill program to increase near surface resources on Heva

Page 28 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

MARBAN PROPERTY, QUEBEC
Exploration with Niogold Mining Corporation

Mine
Camflo
Mine
East Amphi
MALARTIC
Marban
Mine
Canadian Malartic
Malartic Goldfields
Mine Kiena
Mine Siscoe
Mine Sullivan
Mine Sigma
Goldex
Val-d'Or
Mine Lamaque
Google

Aurizon has signed an option agreement with Niogold Mining Corporation ("Niogold") on the Marban Block property, located in the Malartic gold camp in the Abitibi region, Quebec. Again forging Aurizon's strategy for investing in its operational centre in Quebec, the property is strategically located near it's existing operations and exploration activities. Aurizon can earn up to a 65% interest in this property which has hosted three past-producing mines: Marban, Keirens, and Nolartic which are reported to have produced a combined total of 600,000 ozs of gold during their production years.

The initial 50% interest can be earned by incurring expenditures of C$20 million over 3 years, completing an updated NI43-101 compliant mineral resource estimate and by making a resource payment. Niogold is the project operator during the initial earn-in period.

The initial program under the terms of the Aurizon option agreement with Niogold includes 50,000 metres of diamond drilling mainly directed at better defining and increasing the near surface mineral resources at the Marban and Norlartic gold deposits.

The Marban Block includes the Gold Hawk, First Canadian, Norlartic and Marban properties and consists of forty-two (42) mining claims and three (3) mining concessions covering 976 hectares in the heart of the Malartic gold mining camp.

Page 29 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

MARBAN PROPERTY, QUEBEC

Exploration

During the third quarter of 2010, Aurizon initiated a $5.8 million exploration program comprising 50,000 metres of drilling to test the lateral and depth extensions of the existing mineral resources, of which $1.6 million was spent to December 31, 2010. Two drill rigs are active on the property and a third rig may be added later in the program.

Initial results from this exploration program are very promising with confirmation of the potential for large volume, medium grade deposits down to 200 metres. Upon completion of the program, an updated resource estimate will be prepared.

Marban Project
Plan view
Demontigny lake
117 Highway
Marban metal factor longitudinal
W
E
Legend

Drilling operations at Marban featuring ice bridges

Photo Courtesy of Niogold Mining Corporation

Drill at Marban Property
Photo courtesy of Niogold Mining Corporation

Page 30 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

FAYOLLE PROPERTY, QUEBEC
Exploration with Typhoon Exploration Inc.

The Fayolle property is located 10 kilometres north of our Joanna development property, again leveraging the operational and exploration synergies of the Aurizon operational centre in Quebec. Aurizon has entered into an option agreement with Typhoon Exploration Inc., ("Typhoon") and may earn up to a 65% interest in the property. The property comprises 39 mining claims, 100% owned by Typhoon covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt. Aurizon has commenced a $6.5 million exploration program for 2011 in this high grade gold target. The best results received to date include 112.5 grams of gold per tonne over 6 metres, 8.8 grams of gold per tonne over 11 metres and 17.6 grams of gold per tonne over 4 metres.

Fayolle
Patris
Joanna
Manneville Break
Destor-Porcupine Break
Bouchard-Hébert
Horne
Rouyn-Noranda
Mouska
Doyon
LaRonde
Cadillac Break
Cadillac
Lapa
QUEBEC
Felsic Volcanics
Intermediary Volcanics
Mafic to Ultramafic Volc.
Abitibi Sediments
Pontiac Metasediments
Timiskaming Sediments
Felsic Intrusive
Break
0 10 km
AURIZON
JOANNA, PATRIS, FAYOLLE
Project (Quebec)
Geological Map

Typhoon has explored the Fayolle project since 2003 and incurred approximately $10 million advancing the project. The mineralized zones on the Fayolle deposit are distributed along a major shear corridor of approximately 2.5 kilometres long by 1 kilometre wide, marked by intensive carbonate alteration and local gold enrichment associated with finely disseminated pyrite. The grade is highly variable inside the favourable corridor, from 0.1 grams per tonne anomalies to concentrations of up to 100 grams per tonne in individual drilling samples. Down dip, the mineralization remains open at depth.

Québec

Aurizon and Typhoon jointly receive the "Entrepreneur of the Year" Award from AEMQ at the Quebec Exploration 2010 Convention

Page 31 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

FAYOLLE PROPERTY, QUEBEC

During the third quarter of 2010, 4,648 metres of drilling was completed as part of a 15,000 metre program aimed to test a new geological model on the Fayolle gold deposit and to explore the entire deformation corridor transecting the property along a strike length of more than 2 kilometres, for which costs totalling $0.4 million were incurred during the third quarter. As at the end of the third quarter 2010, fourteen drill holes have been completed on a 50 metre drill spacing to test the continuity and grade of the mineralized zones. Drill results and associated geological interpretations were received for the first four holes, the best result returning 112.50 grams per tonne of gold over 6.0 metres. These initial holes appear to confirm the new model with improved continuity between mineralized zones.

Fayolle
Structural interpretation

Favourable deformation corridor
Mineralized lenses
500m target
E-W deformation zone
"C-S" stress-transfer zones
E-W deformation zone

Page 32 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

EXPLORATION – EARLY STAGE PROJECTS
Rex South, Opinaca-Wildcat, Duverny, Patris, Kipawa

Rex South
(Azimut- ARZ)
- 790 sq. kms.
- First program completed
Raglan Mine
Rex South
Opinaca –Wildcat
- 590 sq. kms.
- High grade gold showing
Quebec
Wildcat
Opinaca
Duverny
- 50 sq. kms.
- High grade gold
Patris
- 20 sq. kms.
- Strong potential for gold discoveries
Casa Berardi Mine
Fayolle
Patris
Joanna
Duverny
Val d'Or
Technical Office
Kipawa
Montreal
Kipawa
- 240 sq. kms.
- AU-REE
- gold in till

During 2010, Aurizon invested in the future to further increase shareholder value by entering into option agreements with a number of early stage exploration properties that again leverage our strategic and operational centre in Quebec. The Company is looking towards a bright and golden future.

Photo: Rex South Property

Page 33 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

RECORD EXPLORATION ACTIVITY IN 2011

Planned Exploration Expenditure 2011
Duverny
Opinaca & Wildcat
Rex South
Marban
Fayolle
General
Patris
Joanna
4%
15%
2%
6%
17%
26%
18%

Joanna (26,000 metres)	$3.7 million
Marban (32,000 metres)	$4.0 million
Fayolle (45,000 metres)	$6.5 million
Rex South (4,000 metres)	$4.1 million
Opinaca-Wildcat (7,000 metres)	$3.6 million
Duverny (5,000 metres)	$1.0 million
Patris (4,000 metres)	$0.6 million
Other	$1.4 million
TOTAL (123,000 metres)	**$24.9 million**

Photos: Rex South

Page 34 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties

2010

EXPLORATION – REX SOUTH PROPERTY (AZIMUT EXPLORATION INC.)

Property Highlights:

- Aurizon can earn 65% interest
- Large (40km x 20km) prospective land position
- Initial exploration discovered major mineralized system
- Competent, dedicated team in place
- $4 million exploration program planned for 2011
- Main mineralized zone is called the Augossan Zone (6.0 kilometre strike length), a very attractive exploration target
- Identification of porphyry-type mineralization considered to be an exploration breakthrough for this large region of Northern Quebec
- Grab samples returned gold grades up to 23.3 g/t AU, Silver grades up to 90.0 g/t Ag, Copper grades up to 2.56% Cu, and Tungsten grades up to 4.62% W

Augossan Trend
Larissa Trend
Le Breuil Trend
REX SOUTH PROPERTY
Rex South Property, Nunavik, Quebec
AURIZON
AZIMUT
Azimut Exploration Inc. - Aurizon Mines Ltd.

Page 33 I Annual Report 2010

Page 35 | Aurizon Mines Ltd. | December 31, 2010

Property highlights
Aurizon Mines Ltd. • Mineral Properties 2010

EXPLORATION – OPINACA & WILDCAT PROPERTIES (AZIMUT EXPLORATION INC. & EVERTON RESOURCES INC.)

Property Highlights:

- Aurizon can earn 60% and 65% interest
- Different claim blocks totalling 600 sq.km. (1100 claims)
- Key claims position surrounding Goldcorp's Eleonore deposit (9 million ounces)
- High potential indicated by high grade gold showings and size of a gold halo.

WILDCAT / OPINACA
Projects
QUEBEC
Éléonore
Gold Deposit
Aurizon / Everton Agreement (Wildcat Group)
Aurizon / Everton / Azimut Agreement (Opinaca Group)
AURIZON
Agreement with

Page 36 | Aurizon Mines Ltd. | December 31, 2010

Aurizon Mines Ltd. • Mineral Properties 2010

PATRIS – MIDLAND EXPLORATION INC.

The Patris property has a very strong potential for gold discoveries similar to deposits known at other major mining camps in the Abitibi belt, as it covers the LaPause Fault over 4 kilometres. This regional structure limits the northern edge of the Cadillac Tectonic Zone, connecting the area to the Malartic camp. Historical gold showings are already known within the property area.

A $0.6 million exploration program, comprising drilling a minimum of 4,000 metres, is planned in 2011 for this recently optioned property.

DUVERNY

Aurizon may earn a 100% interest in 14 mineral claims covering 2,700 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties. An additional 87 claims surrounding the property have been staked, subject to acceptance by Provincial authorities. The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor. Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

In the third quarter 2010, an initial $0.5 million exploration program comprising an airborne magnetic survey and surface prospecting commenced, of which $0.15 million was incurred during the third quarter and approximately $0.1 million in the fourth quarter.

KIPAWA

The Kipawa project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey. The project consists of three non-contiguous claim blocks totalling 1,485 claims.

Exploration programs performed in 2007 to 2009 included regional till sampling, prospecting, geophysics, soil geochemistry, and limited diamond drilling. These programs lead to the discovery of gold and rare earth elements (REE) mineralization. Mineralization occurs along the contact between a syenite intrusive and altered hosted rocks.

Page 37 | Aurizon Mines Ltd. | December 31, 2010

AURIZON MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management's discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.'s performance and such factors that may affect its future performance.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see "Forward Looking Statements" on page 22).  This report has been prepared on the basis of available information up to March 14, 2011 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  Differences between Canadian and United States generally accepted accounting principles ("US GAAP") that would have affected the Company's reported financial results are set out in Note 21 of the financial statements.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

OVERVIEW AND STRATEGY

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns and operates 100% of the Casa Berardi gold mine, the Joanna gold project which is at the feasibility stage, and one early stage exploration project, Kipawa.  In addition, Aurizon has entered into earn-in joint venture agreements with several companies on six projects in Quebec.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996, during which approximately 690,000 ounces of gold were produced. Since 2006, Casa Berardi has produced 636,407 ounces of gold, and cumulatively has produced 1.3 million ounces of gold since 1988.

In 2010, gold production from Casa Berardi totalled 141,116 ounces compared to 159,261 ounces and 158,830 ounces, in 2009 and 2008, respectively.  It is estimated that Casa Berardi will produce approximately 165,000 - 170,000 ounces of gold in 2011 at an estimated total cash cost of US$495(1) per ounce, assuming a Cad/US dollar exchange rate at parity.  The following chart shows Aurizon's gold production profile from Casa Berardi since 2006.

Aurizon's mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions.  In order to achieve this objective, Aurizon's growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.  In order to execute this strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

Page 39| December 31, 2010

REVIEW OF 2010

HIGHLIGHTS AND SIGNIFICANT EVENTS

2010 Annual Financial Highlights

  Record revenues of $179 million.

  Net earnings of $16 million, or $0.10 per share, and adjusted net earnings of $10 million(1), or $0.06 per share were impacted by a significant increase in exploration and feasibility activities.

  Cash flow from operating activities of $50.2 million, 30% lower than 2009, impacted by lower earnings and increases in non-cash working capital items.

  Operating profit margin per ounce increased 18% to US$604, due to higher realized gold prices.(1)

  Working capital of $149 million, including $139 million cash, and no debt.

  No remaining gold derivative hedges.

2010 Annual Operational Highlights

  Gold production of 141,116 ounces compared to 159,261 ounces in 2009, primarily due to anticipated sequencing of lower grade ore.

  Ore throughput increased 5% to 722,745 tonnes compared to 2009.

  Total cash costs of US$541(1) per ounce, 35% higher than 2009, due to lower ore grades, lower mill recoveries, and a stronger Canadian dollar.

Casa Berardi Gold Reserves Increase Significantly

  Mine life extended from six years to ten years.

  An increase of 44% in estimated mineral reserves to 1,457,000 ounces of gold.

  A significant open pit mineral reserve estimate of 370,000 ounces established in the area of the Principal zones, which is still open laterally.

  An increase of 10% in West Mine estimated underground mineral reserves.

Joanna Project Continues Metallurgical Studies and Final Feasibility

  Additional metallurgical studies initiated to evaluate and optimize alternate processes for ore treatment.

  Final feasibility study completion anticipated mid-year 2011.

  Estimated mineral resources in the area of the Hosco pit increased by 35%.

  Continued step out and in-fill drilling of Hosco pit will result in updated mineral resource estimate and block model for inclusion in the final feasibility study.

Six new Exploration Properties Optioned

  $5.2 million of exploration conducted on new properties.

  Encouraging exploration results at Marban and Fayolle.

  Significant polymetallic porphyry mineralization discovered at Rex South.

(1) See "Non-GAAP measures" on pages 18 and 19

Page 40| December 31, 2010

FINANCIAL REVIEW

The following financial information has been extracted or derived from the Company's audited financial statements for the years noted:

Key Financial Data (in $ thousands, except per share amounts)	2010	2009	2008
Revenues	$178,743	$175,560	$144,452
Net Earnings for the year	16,133	36,706	4,921
Net earnings - per share (Basic and Diluted)	0.10	0.23	0.03
Cash flow from operating activities	50,157	71,822	60,265
Cash and restricted cash	139,341	113,098	55,562
Working capital	149,162	101,666	24,080
Total assets	340,686	323,293	257,951
Long-term obligations	-	705	9,430
Shareholders' equity	271,617	235,637	144,941

Financial review of the year ended December 31, 2010

Net earnings in 2010 totalled $16.1 million, or $0.10 per share, compared to net earnings of $36.7 million, or $0.23 per share in 2009.  Results were impacted by a significant increase in exploration activities at Aurizon's newly optioned properties, together with continued exploration and feasibility work at Joanna, resulting in $15.6 million being charged to earnings compared to $3.8 million in 2009.  In addition, non-cash stock based compensation charges totalling $8.0 million impacted results compared to $2.9 million of charges in 2009.  Operating profit margins increased in 2010 as higher realized gold prices mitigated higher cash operating costs resulting from the anticipated sequencing of lower than average ore grades and general inflationary pressures.

After removing the positive impact of non-cash derivative gains of $6.0 million on an after tax basis, adjusted net earnings were $10.1 million or $0.06 per share in 2010, compared to adjusted net earnings of $32.9 million, or $0.21 per share in 2009.

Cash flows from operating activities in 2010 totalled $50.2 million compared to cash flows of $71.8 million in 2009.  Cash flow was adversely impacted by lower earnings and increases in non-cash working capital items.  An 18% increase in operating profit margins to US$604 per ounce from US$514 per ounce in 2009 was partially offset by a 12% decrease in ounces of gold sold in 2010 compared to the prior year.

Financial review of the fourth quarter 2010

Net earnings of $6.2 million, or $0.04 per share, were achieved in the fourth quarter of 2010, compared to net earnings of $9.9 million, or $0.06 per share in the same period of 2009.  The comparative fourth quarter results in 2009 were positively impacted by the recognition of $4.5 million of non-refundable tax credits.  Fourth quarter 2010 results were impacted by a significant increase in exploration activities resulting in $5.4 million being charged to earnings compared to $1.1 million in 2009.  In addition, non-cash stock based compensation charges totalling $3.2 million impacted results compared to $0.8 million of charges in 2009.

Page 41| December 31, 2010

Operating profit margins increased dramatically in the fourth quarter of 2010 to US$845 per ounce from US$487 per ounce in the same period of 2009 as the Company benefited from the combination of higher realized gold prices and the elimination of gold delivery into call options at below market prices. Fourth quarter 2010 total cash costs dropped to US$531 per ounce from the third quarter costs of US$604 per ounce as a result of improved ore grades.  Daily ore throughput of 2,084 tonnes per day was achieved in the fourth quarter of 2010, allowing unit operating costs on a Canadian dollar basis to drop to $106 per tonne compared to $108 per tonne for the full year.

Adjusted net earnings for the fourth quarter were $6.3 million, or $0.04 per share compared to adjusted net earnings of $13.8 million, or $0.09 cents per share, in the same quarter of 2009.  In the fourth quarter of 2009, earnings were negatively impacted by non-cash derivative losses of $3.9 million on an after tax basis.

Cash flow from operating activities in the fourth quarter of 2010 increased 45% to $17.4 million, compared to $12.0 million in 2009. The Company's aggregate operating, investing and financing activities during the fourth quarter of 2010 resulted in net cash inflows of $8.4 million.

Revenue

	Q1	Q2	Q3	Q4	2010	2009	2008
Gold sales - ozs	34,423	39,964	30,755	34,808	139,950	159,275	159,404
Per ounce data, except exchange rate
Realized gold price[1]- US$	$1,010	$1,082	$1,119	$1,376	$1,145	$915	$847
Exchange rate - Cad/US dollar	1.040	1.038	1.038	1.010	1.030	1.14	1.07
Realized gold price - Cad$	1,050	1,123	1,161	1,390	1,180	1,041	903

1 Realized gold prices net of derivative gains or losses divided by ounces sold. (See "NON-GAAP MEASURES")

Revenues from Casa Berardi operations rose to $178.7 million in 2010 from the sale of 139,950 ounces of gold, compared to $175.6 million from the sale of 159,275 ounces of gold in 2009.  Net of realized derivative losses, revenues were $165.1 million compared to $165.8 million in 2009 as lower gold sales and a stronger Canadian dollar were almost offset by 25% higher realized U.S. dollar gold prices.  After adjusting for the impact of net derivative losses, the average realized gold price was US$1,145 per ounce and the average Cad/US exchange rate was 1.03, compared to realized prices of US$915 per ounce and an exchange rate of 1.14 in 2009.  The gold average London afternoon fixing in 2010 was US$1,225 per ounce.

As at December 31, 2010, the Company has no remaining gold hedges.  However, in 2006, as a condition of establishing a $75 million debt facility for the development of Casa Berardi, the Company was required to establish gold derivative contracts.  As a result, during 2010, 65,814 ounces of gold, representing 47% of gold sales, were delivered against gold call options at an average price of US$908 per ounce, 26% lower than the average London fixing.  Partially offsetting this opportunity cost, the Company exercised 16,614 ounces of gold call options at US$863 per ounce that were purchased in 2009 and then sold the gold at an average price of US$1,178 per ounce.

(1) See "Non-GAAP measures" on pages 18 and 19

Page 42| December 31, 2010

Casa Berardi Operations

Summary of Key Operational Statistics
	Q1	Q2	Q3	Q4	2010	2009	2008	2007
Operating results
Tonnes milled	178,648	182,487	169,913	191,697	722,745	688,676	654,397	545,258
Grade - grams/tonne	6.79	7.20	6.15	6.86	6.75	7.77	8.16	9.78
Mill recoveries - %	90.2%	91.2%	89.1%	88.6%	89.8%	92.6%	92.5%	93.0%
Gold Production - ozs	35,188	38,527	29,905	37,496	141,116	159,261	158,830	159,469
Gold sold - ozs	34,423	39,964	30,755	34,808	139,950	159,275	159,404	160,600
Per ounce data - US$
Average realized gold price[1]	$1,010	$1,082	$1,119	$1,376	$1,145	$915	$847	$696
Total cash costs [2]	538	504	604	531	541	401	399	331
Amortization [3]	228	240	254	263	245	201	209	172
Total production costs [4]	766	744	858	794	786	602	608	503

Table footnotes (See "NON-GAAP MEASURES"):

1

Realized gold prices net of derivative gains or losses divided by ounces sold.

2

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

3

Depreciation, amortization and accretion expenses.

4

Total cash costs plus depreciation, amortization and accretion expenses.

Operating review of the year

Casa Berardi performed in line with expectations in 2010 despite a revised mine plan resulting from challenging ground conditions in a localized area of Zone 113 and reduced availability of underground mining equipment.  Gold production was approximately 6% lower than plan and unit operating costs were 4% higher than plan.

Gold production for the year totalled 141,116 ounces, 11% lower than the 159,261 ounces produced in 2009 as a result of the anticipated sequencing of lower grade ore in 2010.  The average ore grade of 6.75 grams per tonne achieved in 2010 matched expectations.  Increased daily ore throughput of 1,980 tonnes per day in 2010 compared to 1,887 tonnes per day in 2009 was offset by lower ore grades and mill recoveries, resulting in the decrease in gold production in 2010.

Total cash costs(1) in 2010 were US$541 per ounce, 10% higher than plan and compared to the US$401 per ounce costs in 2009, as lower ore grades, lower mill recoveries, and a strong Canadian dollar impacted costs.  Unit operating costs(1) in 2010 were stable on a Canadian dollar basis at $108 per tonne, matching the prior year's costs as higher ore throughput offset higher mining costs resulting from additional ground support and lower productivity from mining equipment.  Operating profit margins increased by 18% to US$604 per ounce from US$514 per ounce in 2009, due to higher realized gold prices.

(1) See "Non-GAAP measures" on pages 18 and 19

Page 43| December 31, 2010

Expenses

Operating costs totalled $78.7 million in 2010, 7% higher than the prior year's costs of $73.5 million, primarily as a result of a 5% increase in processed ore together with higher mining costs associated additional ground support, lower productivity from underground mining equipment, and general industry cost pressures.

Depletion, depreciation and accretion charges ("DD&A") decreased to $35.4 million compared to $36.5 million in 2009 primarily as a result of a lower volume of gold sales in 2010.  On a unit basis, DD&A amortization was US$245 per ounce, up from US$201 per ounce in 2009 due to the impact of prior and current year capital expenditures partially mitigated by increases in the mineral reserves.

Administrative and general costs in 2010 rose to $17.2 million from $10.9 million in 2009, due primarily to a $5.1 million increase in non-cash stock based compensation charges.  Excluding the non-cash stock based compensation charges, costs rose to $9.2 million in 2010 compared to $8.0 million in 2009.  These costs reflect the head office costs in Vancouver, B.C. as well as our administrative and technical group in Val d'Or, Quebec.  Increased staffing to support the continued studies at Joanna as well as managing the six new earn-in properties and general industry cost pressures have impacted costs.

A significant increase in exploration activities at Aurizon's newly optioned properties, together with continued exploration and feasibility work at Joanna, resulted in $15.6 million of expenditures (net of $4.9 million of exploration tax credits) being charged to earnings compared to $3.8 million in 2009 (net of $1.0 million tax credits).  The following table summarizes the exploration expenditures incurred in 2010:

Exploration & feasibility expenditures (expressed in millions of Canadian dollars)	2010
Joanna exploration and feasibility work	$13.2
Fayolle Property	1.5
Marban Property	1.6
Rex South Property	1.6
Opinaca-Wildcat Properties	0.3
Kipawa Property	1.3
General exploration	1.0
Less exploration tax credits (1)	(4.9)
Total	$15.6

  (1) Exploration tax credits include both refundable and non-refundable tax credits.

In 2010, derivative losses totalled $4.4 million compared with a $4.9 million gain in 2009.  The derivative losses in 2010 resulted from gold deliveries into call options at below market prices, net of gains and losses from foreign exchange contracts, and gains realized from the exercise of purchased gold call options and sale at market prices.  The Company has no gold or foreign exchange hedges as at December 31, 2010.

Foreign exchange gains totalled $1.5 million in 2010 compared to losses of $2.4 million in 2009.  The primary cause for the exchange gains in 2010 was the delivery of foreign exchange contracts at rates more favourable than the prevailing market rates, as the Canadian dollar strengthened considerably against the U.S. dollar during 2010.

Non-refundable tax credits arising from 2008 and prior year's exploration activities at Joanna and Kipawa, totalling $4.5 million, were reflected in earnings in 2009 as there was reasonable assurance that the credits will be utilized to shelter future taxable income.

Other income in 2010 totalled $1.0 million, comprising interest income of $0.7 million and royalty income of $0.3 million, compared to interest income of $0.5 million and royalty income of $0.3 million in 2009.

Page 44| December 31, 2010

Income and resource taxes in 2010 totalled $14.2 million, of which $6.7 million were current Quebec resource taxes and Federal income taxes and $7.5 million are related to future income and resource taxes, based on differences between the tax and accounting bases.  In 2009, income and resource taxes were $20.7 million, of which $7.7 million related to current Quebec resource taxes and $13.0 million were related to future income and resource taxes.

Summary of Quarterly Results (Unaudited)

(in $ thousands, except per share data)
2010	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2010
Revenue	$39,831	$50,471	$39,882	$48,559	$178,743
Operating costs	19,422	20,835	19,470	18,936	78,663
Administrative and general costs	5,287	3,325	2,905	5,660	17,177
Exploration costs	1,970	2,830	5,471	5,372	15,643
Derivative (gains) losses	158	4,317	(158)	85	4,402
Net Earnings	2,216	5,280	2,432	6,205	16,133
Net earnings per share - basic and diluted	0.01	0.03	0.02	0.04	0.10
2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2009
Revenue	$42,868	$45,168	$45,549	$41,975	$175,560
Operating costs	17,667	19,085	18,987	17,738	73,479
Administrative and general costs	2,794	2,622	2,250	3,185	10,851
Exploration costs	1,232	738	729	1,070	3,769
Derivative (gains) losses	2,234	(12,931)	667	5,084	(4,946)
Net Earnings	5,048	13,585	8,211	9,862	36,706
Net earnings per share - basic and diluted	0.03	0.08	0.05	0.07	0.23

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  The average realized Canadian dollar gold price in 2010 was $1,180 per ounce, 13% higher than the $1,041 per ounce in 2009.

Significant increases in exploration activities at Aurizon's newly optioned properties in 2010, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to earnings compared to 2009.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations.  The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010.  In prior quarters, the second quarter of 2010 had a derivative loss of $4.3 million, while the second quarter of 2009 had a derivative gain of $12.9 million and the fourth quarter of 2009 had a derivative loss of $5.1 million.

The fourth quarter of 2009 was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

Page 45| December 31, 2010

Liquidity and Capital Resources

Operating Activities

Cash flows from operating activities in 2010 totalled $50.2 million compared to cash flows of $71.8 million in 2009.  Cash flow in 2010 was adversely impacted by lower earnings and increases in non-cash working capital items.  An 18% increase in operating profit margins to US$604 per ounce from US$514 per ounce in 2009 was partially offset by a 12% decrease in ounces of gold sold in 2010 compared to the prior year.

Investing Activities

Aggregate investing activities resulted in cash outflows of $33.1 million, compared to $14.1 million in 2009.  Capital expenditures totalled $32.6 million in 2010, of which $33.3 million was for sustaining capital and exploration at Casa Berardi.  In 2009, $38.2 million of capital expenditures were incurred, of which $36.9 million was incurred at Casa Berardi.

(in $ thousands)	2010	2009
Capital Expenditures by project:
Casa Berardi:
Exploration and studies	$10,668	$13,309
Underground development	10,928	12,348
Property, plant and equipment	10,633	11,196
Total Casa Berardi expenditures	32,229	36,853
Other project expenditures:
Mineral property acquisitions	258	1,154
Property, plant and equipment	147	226
Total	32,634	38,233
Represented by:
Mineral properties	21,854	26,811
Property, plant & equipment	10,780	11,422
Total	$32,634	$38,233

In 2010 capital expenditures at Casa Berardi totalling $32.2 million included:

  2,800 meters of drifting, 700 meters of ramping and 100 meters of raising.

  Extension of the 550 level exploration drift by 700 metres.

  98,700 meters of exploration and infill drilling, including 70,700 meters of underground drilling and 28,000 meters of surface drilling.

  New underground mobile equipment acquired to replace older equipment and improve rock handling capacity.

  Underground infrastructure to sustain operations, including ore/waste passes, electrical substations, equipment repair and maintenance facility, fuel bays, backfill system and drainage for Zones 113 and 115.

  Construction of the # 4 tailings cell and heightening of the existing tailing pond walls.

  Upgrades to the mill recirculation pumps.

In 2009, capital expenditures at Casa Berardi totalling $36.9 million included:

  550 meters of ramping, 3,400 meters of drifting and 400 meters of raising.

  60,600 meters of exploration and infill drilling, including 41,300 meters of underground drilling and 19,300 meters of surface drilling.

Page 46| December 31, 2010

  New underground mobile equipment acquired to replace contractor equipment.

  Underground infrastructure to sustain operations, including ore/waste passes, lunchroom, fuel bays, backfill system and drainage.

  Surface infrastructure improvements.

  Additional underground electrical substations to sustain underground expansion and surface harmonic filters to comply with Hydro Quebec requirements.

  Compressor upgrades.

  Tailing ponds walls raised.

  Extension of 810 level exploration drift by 1,500 meters.

Other investing activities in 2010 resulted in cash outflows of $0.5 million compared to cash inflows from other investing activities of $24.2 million in 2009.  In 2010, $0.7 million was invested in marketable securities of companies in which Aurizon has entered into mineral property option agreements; $0.6 million for reclamation and security deposits; reduced by $0.8 million of refundable tax credits.  In 2009, net cash inflows of $24.2 million resulted from the release of restricted cash balances of $21.2 million; $5.8 million from refundable tax credits; less $2.6 million for the purchase of gold call options and $0.2 million for site reclamation deposits.

Financing Activities

Financing activities in 2010 provided cash inflows of $9.2 million as a result of incentive stock option exercises, reduced by the repayment of government assistance of $0.6 million.  Financing activities in 2009 resulted in a net cash inflow of $21.0 million as a result of net proceeds of $47.3 million from a public equity financing and $3.6 million from the exercise of incentive stock options, reduced by principal debt repayments of $29.2 million and repayment of a $0.6 million government assistance obligation.

Aurizon's aggregate operating, investing and financing activities during 2010 resulted in a net $26.2 million increase in its cash balances compared to a net increase of $78.7 million in 2009.

Balance Sheet

As at December 31, 2010, cash and cash equivalents increased to $139.3 million, compared to $113.1 million in 2009.  At the end of 2010, Aurizon had working capital of $149.2 million compared to $101.7 million at the end of 2009.  The increase in cash and working capital was primarily attributable to cash flows generated from Casa Berardi's mining operations.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009. The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company's updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations.

Aurizon continued to have no debt as at December 31, 2010.

As at the date of this report, Aurizon had 162,256,702 common shares issued and outstanding.  In addition, 9.6 million incentive stock options are outstanding that are exercisable into common shares at an average price of $5.05 per share.

Credit Facility

On January 31, 2011, Aurizon established a US$50 million revolving credit facility having an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements.

Page 47| December 31, 2010

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party or off-balance sheet arrangements to report.

Contractual and Other Obligations

The Company's contractual and other obligations as at December 31, 2010 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 - 3 years	More than 3 years

Asset retirement obligations(1)	$19,002	$419	$4,371	$14,212
Mineral properties commitments	6,388	6,388	-	-
Head office lease	1,052	231	505	316
Reimbursable government assistance	773	773	-	-
Equipment purchase commitments	510	510	-	-
Hydro distribution line	327	327	-	-
	$28,052	$8,648	$4,876	$14,528

(1)

Asset retirement obligations represent the undiscounted future payments.

Financial Instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets whereas the Company's operating and capital expenditures are denominated in Canadian dollars.  As a result, the Company's future revenue streams and its profitability are subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

The Company's results are also highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  Other than short dated (less than three months) contracts, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Page 48| December 31, 2010

International Financial Reporting Standards ("IFRS")

The Company is in a position to release its first IFRS compliant statements for the quarter ended March 31, 2011, thus completing the conversion of its basis of accounting from Canadian GAAP to IFRS for the changeover date of January 1st 2011. Comparative figures have been calculated under IFRS for each of the 2010 quarters and will be presented in detail with each quarterly release in 2011. The Company will report its first full annual set of financial statements under IFRS for the year ended December 31, 2011 to be released in March 2012.

The International Accounting Standards Board (IASB) has proposed to issue a number of new IFRS standards throughout 2011 and beyond which may or may not impact the Company. The Company's IFRS Project Team is fully aware and updated on these proposed standards as part of Phase 4 of the IFRS transition project ("Post implementation review"), and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful reporting of the Company's financial statements under IFRS. The IFRS Project Team is on track to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Updated discussion of the key elements of the IFRS changeover plan

Impact of IFRS on accounting policy choices - As at December 31, 2010, no change to our current accounting policy choices under Canadian GAAP is expected for reporting under IFRS in our first interim financial statements to be issued as at March 31, 2011. IFRS requires more detailed disclosures for accounting policy choices, and the first interim financial statements under IFRS will reflect this.

Internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P") - As at December 31, 2010 no significant changes in ICFR and DC&P are expected as a result of the Company's transition to IFRS. The IFRS project team will continue to monitor these controls quarterly and update any changes should they arise.

Financial reporting expertise - The Company established a dedicated IFRS project team that is based in the Vancouver head office. All members of the project team have been trained on IFRS, and attend regular update sessions. The IFRS project team is in regular contact with operations staff involved with IFRS. On-site training for all operations staff involved in the IFRS transition was held during the third quarter of this year. The Audit Committee and Board of Directors are updated regularly by the IFRS project team.

Business activities - As at December 31, 2010, the IFRS transition project has not given rise to any significant impact on current business activities. The project team is prepared for uncertainties and should circumstances change, the Company has staff available to review the potential IFRS impact and report to Management as soon as possible.

IT systems - As at December 31, 2010, no significant IT changes are required for the transition to IFRS. The accounting software will be updated to the latest Canadian GAAP and IFRS versions available, but any IFRS changes at this point in time will be tracked separately.

Opening statement of financial position - January 1st, 2010

Based on the Company's IFRS transition work to date, the Company has prepared its opening statement of financial position as at January 1st 2010 under IFRS for comparative purposes. In preparing this opening statement of financial position, the Company applied the below-listed exemptions which are granted under IFRS allowing first-time adopters certain exemptions from the general principle of retrospective restatement:

  IFRS 2 'Share-based payment ' - The Company has elected to use the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted after November 7, 2002 and/or vested before January 1, 2010.

  The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 'Provisions, contingent liabilities and contingent assets'; estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates; and recalculated the related accumulated depreciation, depletion and amortization under IFRS up to the transition date.

  IAS 23 (R) 'Borrowing Cost's' - The Company has elected to apply the exemption from full retrospective application as allowed under IAS 23 (R).

Page 49| December 31, 2010

Transition to IFRS - Reconciliation of Opening Statement of Financial Position as at January 1, 2010

This opening statement of financial position for transition to IFRS is preliminary and the final version may reflect adjustments relating to any new IFRS pronouncements or other adjustments identified throughout the year ended December 31st, 2011.

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$113,098	$ -	$ -	$113,098
Inventories		11,897	-	-	11,897
Accounts receivable and prepaid expenses		4,824	-	-	4,824
Derivative instrument assets		5,274	-	-	5,274
Tax credits receivable		2,587	-	-	2,587
Total current assets		137,680	-	-	137,680

Non-current assets
Property, plant and equipment	ii,vii	53,691	115,008	(4,722)	163,977
Mineral properties	vii	117,370	(115,008)	-	2,362
Other assets		14,551	-	-	14,551
Total non-current assets		185,612	-	(4,722)	180,890
TOTAL ASSETS		$323,292	-	($4,722)	$318,570

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$16,451	$ -	$ -	$16,451
Derivative instrument liabilities		13,885	-	-	13,885
Current portion of long-term obligations		652	-	-	652
Current provincial resource taxes payable	vii	3,752	(3,752)	-	-
Current tax liabilities	vii	-	3,752	-	3,752
Current portion of future income and resource tax liability	iii	1,275	(1,275)	-	-
Total current liabilities		36,015	(1,275)	-	34,740

Non-current liabilities
Long-term obligations		705	-	-	705
Asset retirement obligation	vii	21,816	(21,816)	-	-
Provisions	ii	-	21,816	1,439	23,255
Future income and resource tax liabilities	vii	29,120	(29,120)	-	-
Deferred tax liabilities	iii,vii	-	30,395	(2,245)	28,150
Total non-current liabilities		51,641	1,275	(806)	52,110
Total liabilities		87,656	-	(806)	86,850

Shareholders' equity
Issued capital	iv, v	247,365	6,509	-	253,874
Contributed surplus		979	-	-	979
Stock-based compensation	i	10,178	-	336	10,514
Deficit	i, ii, iii, iv, v	(22,886)	(6,509)	(4,252)	(33,647)
Total shareholders' equity		235,636	-	(3,916)	231,720

TOTAL LIABILITIES AND EQUITY		$323,292	-	($4,722)	$318,570

Page 50| December 31, 2010

Restatement explanatory notes

(i)  IFRS 2 adjustment

Canadian GAAP requires calculation of stock-based compensation using fair value models (e.g. Black-Scholes) for equity-settled awards. Under IFRS, stock-based compensation is determined using fair value models for all awards. Stock options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The Company has reviewed the Canadian GAAP stock-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and/or vested before January 1, 2010.

(ii)  Asset retirement obligation (ARO) adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the ARO liability as at January 1, 2010 under IAS 37 'Provisions, contingent liabilities and contingent assets', estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-adjusted discount rates, and recalculating the related accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was included with depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

(iii)  Deferred tax

Under Canadian GAAP deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current assets.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

(iv)  Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which are subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

(v)  Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an adjustment for the value of the tax benefit previously recorded to equity under Canadian GAAP.

(vi) Property, plant and equipment

Under Canadian GAAP, property, plant and equipment (PPE) is recorded at historical cost and depreciation is based on the useful lives of the assets after due estimation of their residual values. IFRS allows PPE to be recorded using historical cost or revaluation models, with a transitional provision allowing fair value to be deemed as the cost. Depreciation must also be based on the useful lives of each significant component within PPE. The Company has conducted an extensive review of its PPE ledger to the reporting date. The results indicated no significant change to the historical reported PPE; no significant impact from componentization requirements and no significant changes to useful life estimations. The Company will continue recording PPE at historical cost.

Page 51| December 31, 2010

Upon transition to IFRS, producing mineral properties are presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

(vii)  Presentation changes

IFRS requires changes in the presentation and format of the statement of comprehensive income and statement of financial position. These 'reclassifications' have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company.

Outlook

With cash balances of $139 million and no debt as at December 31, 2010, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves at both Casa Berardi and Joanna and to aggressively explore its new portfolio of exploration properties in Quebec.

The fundamentals for gold remain very strong as the US adopts further quantitative easing measures to combat uncertainties regarding the sustainability of their economic recovery. These measures will likely allow US real interest rates to remain low, which is supportive of gold prices.  Continued sovereign debt issues in Europe remain and against this backdrop of uncertainty, central bank and investment buying of gold bullion appears to be strong.  Looking at the currency risks, the Canadian dollar has broken through parity against the US dollar as strong commodity prices and Canada's sound fiscal and economic fundamentals attract foreign capital flows.  However, further strengthening of the Canadian dollar should be more than compensated by higher gold prices that reflect a weaker US dollar.  In an environment of rising mining industry inflationary cost pressures, cost containment will be a primary focus of the Company in 2011.

Casa Berardi enters its fifth year of commercial operations in 2011 following the re-commencement of operations in November 2006.

Operating outlook for 2011

It is estimated that Casa Berardi will produce between 165,000 to 170,000 ounces of gold in 2011 at an average grade of 8.0 grams of gold per tonne.  Average daily ore throughput is estimated at 1,965 tonnes per day, similar to 2010.  The increase in gold production for 2011 is attributable to the average gold grades returning to the average underground reserve grade of the mine following a year of mine sequencing lower grade ore.  Approximately 44% of production will come from Zone 113, 39% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$495 per ounce in 2011.  Onsite mining, milling and administration costs are expected to average $117 per tonne, up 8% from the 2010 costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

The following key parameters form the basis of the 2011 production guidance and operating cost estimate:

  Ore grade of 8.0 grams per tonne

  Ore throughput of 1,965 tonnes per day

  Mill recoveries of 92%

  Canadian dollar at par against the U.S. dollar

  Operating costs of $117 per tonne

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages.

Page 52| December 31, 2010

Based upon 167,500 ounces of gold production for 2011 and using the gold price and exchange rates as at December 31, 2010, the sensitivity of the Company's cash flow to a 10% movement in either component is as follows:

	Dec 31, 2010 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price	US$1,405	$140	$23,216

Cad/US dollar exchange rates:	0.99	0.10	$25,732

As of March 15, 2011, gold prices and the Cad/US exchange rates are similar to those at December 31, 2010.

Casa Berardi capital expenditures

Capital expenditures at Casa Berardi are estimated to total $51.1 million in 2011, of which approximately 50% comprises expenditures that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.  These expenditures are comprised of the following:

Capital expenditures (expressed in millions of Canadian dollars)	2011 Guidance
Sustaining capital	$21.8
Shaft deepening	13.6
Mining equipment	8.3
Mining infrastructure and tailings pond	7.4
Total	$51.1

Casa Berardi Exploration

An additional $13.4 million will be invested on exploration at Casa Berardi in 2011 which will include approximately 115,000 metres of surface and underground diamond drilling.  Up to 4 surface and 8 underground drill rigs will be active during the course of 2011.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well exploring for extensions of these structures.

Surface exploration will focus on the extension of the Principal Zone, where a pre-feasibility study of an open pit mining operation is nearing completion.  In addition, the surface exploration program will test the depth extension of the Lower Inter Zone, and the depth and lateral extensions of the East mine area as well as the potential for open pit operations.

Underground rigs will primarily focus on infill and step out drilling of the upper extensions of Zones 118 and 123 from the recently completed 550 level drift.  Drilling of the depth extensions of these zones will resume in 2012 following development of the required access from the 810 level drift.  Other underground rigs will perform infill and step out drilling on existing zones in the West mine area, and explore Zones 146 and 157 in the East mine area.

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Joanna Gold Development Property

Feasibility study work on the Hosco open pit deposit will continue in 2011 with completion of the study anticipated during the third quarter 2011.  Results from the step out drill program, performed in 2010, in the area of the Hosco pit will be incorporated into an updated mineral resource estimate and block model for inclusion in the study.
The evaluation and optimization of alternate metallurgical processes to treat the Hosco ore will continue through the first quarter of 2011.  A detailed evaluation of the use of an autoclave is being conducted while continuing to optimize the Albion technology to improve recoveries and reduce reagents consumption.  Concurrently, detailed engineering, pit optimization, and environmental impact studies are underway.  The Company has budgeted $5.4 million for these activities in 2011 and expects the majority of these costs to be expensed. Following completion of the feasibility study, permitting, site preparation, and procurement of major long-lead items are expected to be initiated.

In addition, an initial $3.7 million exploration program, comprising 26,000 metres of surface drilling, will concentrate  on the Heva deposit, approximately 3 kilometres west of the proposed Hosco pit.  The objective of the 2011 drill campaign is to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, down to 150 metres, in order to extend the mineral resources contour and to increase the quality of the existing indicated and inferred mineral resources.  Two to three drill rigs will be active during the first five months of 2011.

Other Properties

Aggressive exploration programs are also planned at the Company's other Quebec properties.  A total $21.2 million, before tax credits, will be invested in the following properties during 2011:

Exploration expenditures (expressed in millions of Canadian dollars)	2011 Guidance
Fayolle Property	$6.5
Marban Property	4.0
Rex South Property	4.1
Opinaca-Wildcat Properties	3.6
Duverny Property	1.0
Patris Property	0.6
General exploration	1.4
Total	$21.2

Fayolle Property

Following encouraging exploration results in 2010, at least 45,000 metres of drilling is planned in 2011, divided between the following two objectives: a) continue work on the Fayolle deposit by defining the size and geometry of the deposit on a 25 - 50 metre drill spacing; and b) initiate an exploration program to test similar geological controls to the Fayolle deposit inside the 2 kilometre long gold bearing structure that crosses the property.  The Company expects to generate a mineral resource estimate from the 2011 drill activity.  The 2011 budget for this program is $6.5 million.

Aurizon may earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon's Joanna Gold Development Project in north-western Quebec.

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Marban Property

Initial results from drilling the Marban property in 2010 confirm the possibility of defining a large volume medium grade deposit above 200 metres.  For 2011, Aurizon has planned an initial $4.0 million exploration program comprising 32,000 metres of drilling to continue testing the lateral and depth extensions of the existing mineral resources.  Two to three drill rigs are expected to be active on the property.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

Rex South Property

Following the discovery of a major gold-silver-copper-tungsten mineralized zone on the Rex South property in 2010, the Company has planned a 2011 exploration budget totalling $4.1 million.  The newly discovered zone occurs in an area of significant outcrop exposure and has been recognized over a strike length of 3.3 kilometres and a width of 50 to 200 metres, and is open in all directions.  In 2011, a 4,000 metre drill program is planned to test the discovery zone as well as surface sampling of other copper-gold anomalies indentified through geophysical and geochemical surveys.

Aurizon may earn up to a 65% interest in the Rex South Property comprising 1,822 claims covering a surface area of 794 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained by grab samples.

Opinaca-Wildcat Properties

The Company plans to initiate an exploration program of surface sampling, geophysical surveys and drilling at the Opinaca-Wildcat properties in 2011 at a budgeted cost of $3.6 million.  Approximately $1.0 million of expenditures, including 2,000 metres of drilling, is planned for the Opinaca property, and approximately $2.6 million of expenditures, including 5,000 metres of drilling, is planned for the Wildcat property.

Aurizon can earn up to a 60% interest in the Opinaca Property (Opinaca A and B), comprising 649 mineral claims covering 338 square kilometres, and up to a 65% interest in the Wildcat Property, comprising 432 mineral claims covering 225 square kilometres.  Both properties are situated in the James Bay area, 350 kilometres north of Matagami, Quebec and in close proximity to Goldcorp's Eleonore project.

Duverny Property

At Duverny, a $1.0 million exploration program is planned for 2011 comprising soil and rock sampling, geophysical surveys, followed by 5,000 metres of drilling.

Aurizon may earn a 100% interest in 44 mineral claims covering 2,100 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

Patris Property

A $0.6 million exploration program, comprising drilling a minimum of 4,000 metres, is planned in 2011 for the Company's recently optioned Patris property.

Aurizon may earn up to a 60% interest in the Patris property comprising 50 mineral claims covering a surface area of 22 square kilometres, 30 kilometres northeast of Rouyn-Noranda, and 7 kilometres from the Company's Joanna property.  The Patris property covers the LaPause Fault over 4 kilometres.  This regional structure limits the northern edge of the Cadillac Tectonic Zone, connecting the area to the Malartic camp.

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Kipawa Gold - Rare Earth Elements Property, Quebec

At Kipawa, the 2010 exploration drill program on the gold targets did not provide sufficient encouraging results to warrant further work at this time in view of Aurizon's other exploration priorities.  However, rare earth elements prospecting produced encouraging results.  Due to the increasing interest in rare earth elements, the Company is reviewing alternatives for the future exploration of Kipawa.

NON-GAAP MEASURES

a) Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company's gold and foreign currency price protection contracts as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company's operating results and financial position.

(in thousands of Canadian dollars, except per share amounts)	2010	2009

Earnings as reported	$16,133	$36,706
Add (deduct) the after-tax effect of:
Derivative (gain) loss	(6,036)	(3,830)
Adjusted net earnings	$10,097	$32,876
Adjusted net earnings per share (Basic and Diluted)	0.06	0.21

b) Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all gains and losses on gold derivative instruments and silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For 2010, gold derivative losses were $13.0 million and silver sales totalled $0.6 million compared to gold derivative losses of $9.2 million and silver sales totalling $0.5 million in 2009.

c) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Page 56| December 31, 2010

d) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For 2010, operating costs were increased by inventory adjustments of $0.4 million compared to an operating cost decrease of $1.1 million in 2009 resulting from inventory adjustments.

e) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2010, the average realized gold price was US$1,145 less total cash costs of US$541 for an operating profit margin of US$604, compared to an average realized gold price of US$915 less total cash costs of US$401 for an operating profit margin of US$514 in 2009.

For the fourth quarter ended December 31, 2010, the average realized gold price was US$1,376 less total cash costs of US$531 for an operating profit margin of US$845 compared to an average realized gold price of US$946 less total cash costs of $459 for an operating profit margin of US$487 in 2009.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company's financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.   A significant portion of the Company's property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities.  The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

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Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase or decrease the provision for site closure and reclamation costs, which would increase or decrease the amount of future reclamation expense per ounce, resulting in a reduction or increase in the Company's earnings and net assets.

Assumptions used in determining the Company's asset retirement obligation at December 31, 2010 include average annual inflation rates of 2.0%, a 10% market risk factor, and a discount rate of 4.7%.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Income Taxes

The estimation of the Company's future tax liabilities and assets involves significant judgment on a number of assumptions.  Judgment must be used to determine the Company's future earnings potential and the expected timing of the reversal of future tax assets and liabilities.  Further uncertainties are the result of interpretation of provincial and federal tax legislation which might differ from the ultimate assessment of the tax authorities.  These differences may affect the final amount or the timing of the payment of taxes.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon's operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon's financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon's financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company's programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Government Permits

Continuation of production at Casa Berardi and the development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company's control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company's operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company's estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon's staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Page 59| December 31, 2010

Financing of Exploration Programs

Mineral reserves have been estimated on the Company's Casa Berardi and Joanna properties; however Aurizon intends to carry out further exploration on these properties with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to explore and develop its properties.

Forward-Looking Statements

This report contains "forward-looking statements", including, but not limited to, statements regarding the Company's expectations as to the market price of gold, $Cad/USD exchange rates, strategic plans, future commercial production, production targets and timetables, mine operating costs, mill recovery rates, ore grade, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results, except as required by law.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in currency exchange rates, the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

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Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2010.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or the degree of compliance with the policies or procedures, may deteriorate.

Management has used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal controls over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

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Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors' report.

David P. Hall	Ian S. Walton
Chairman, President and	Executive Vice-President
Chief Executive Officer	and Chief Financial Officer

Vancouver, B.C., Canada
March 15, 2011

Page 62| December 31, 2010

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditor's Report

To the Shareholders of Aurizon Mines Ltd.

We have completed integrated audits of Aurizon Mines Ltd.'s 2010 and 2009 financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the financial statements

We have audited the accompanying financial statements of Aurizon Mines Ltd., which comprise the balance sheets as at December 31, 2010 and December 31, 2009 and the statements of earnings, comprehensive income, shareholders' equity, and cash flow for each of the years then ended, and the related notes including a summary of significant accounting policies.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Page 63| December 31, 2010

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurizon Mines Ltd. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Aurizon Mines Ltd.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Page 64| December 31, 2010

Opinion

In our opinion, Aurizon Mines Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

Chartered Accountants

March 18, 2011

Vancouver, British Columbia, Canada

Page 65| December 31, 2010

Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars)	Note	2010	2009
ASSETS
Current assets
Cash and cash equivalents	4	$ 139,341	$ 113,098
Marketable securities	5	1,129	-
Accounts receivable and prepaid expenses	6	7,258	4,825
Tax credits	7	12,398	2,587
Derivative instrument assets	12a	-	5,274
Inventories	8	12,085	11,897
		172,211	137,681
Non-current assets
Other assets	9	8,100	14,551
Property, plant and equipment	10	40,841	53,691
Mineral properties	11	119,534	117,370
TOTAL ASSETS		$ 340,686	$ 323,293
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 18,904	$ 16,451
Derivative instrument liabilities	12a	-	13,885
Current portion of long-term obligations	13	756	652
Current provincial resource taxes payable	15b	-	3,752
Current portion of future income and resource tax liabilities	15c	3,389	1,275
		23,049	36,015
Non-current liabilities
Long-term obligations	13	-	705
Asset retirement obligations	14	11,532	21,816
Future income and resource tax liabilities	15c	34,488	29,120
TOTAL LIABILITIES		69,069	87,656
SHAREHOLDERS' EQUITY
Share capital
Common shares issued - 162,145,702 (2009 - 159,008,607)	16b	263,169	247,365
Contributed surplus	17	1,022	979
Stock based compensation	16c	13,799	10,178
Deficit		(6,752)	(22,885)
Accumulated other comprehensive income		379	-
TOTAL SHAREHOLDERS' EQUITY		271,617	235,637
TOTAL EQUITY AND LIABILITIES		$ 340,686	$ 323,293

The attached notes form an integral part of these financial statements.

Commitments - Notes 11 and 12;      Subsequent event - Note 22

Signed on behalf of the Board,

Andre Falzon,

David P. Hall

Director, Chairman of the Audit Committee

Director & CEO

Page 66| December 31, 2010

Aurizon Mines Ltd.

Statements of Earnings
For the years ended December 31,

(expressed in thousands of Canadian Dollars, except for per share data)	Note	2010	2009
Revenue
Mining operations		$ 178,743	$ 175,560
Expenses
Operating		78,663	73,479
Depreciation, depletion and accretion		35,434	36,514
Administrative and general		17,177	10,851
Exploration		15,643	3,769
Derivative losses (gains)		4,402	(4,946)
Interest on long-term debt	19c	-	485
Foreign exchange (gain) loss		(1,541)	2,413
Capital taxes (recoveries)		(343)	837
Non refundable tax credits		-	(4,468)
Other income	18	(991)	(786)
		148,444	118,148
Earnings for the year before income tax		30,299	57,412
Current income and resource taxes	15a	(6,684)	(7,753)
Future income and resource taxes	15a	(7,482)	(12,953)
NET EARNINGS FOR THE YEAR		$ 16,133	$ 36,706
Weighted average number of common shares outstanding (thousands) - Basic	160,250		156,266
Earnings per share - Basic	0.10		0.23
Weighted average number of common shares outstanding (thousands) - Diluted	162,149		158,230
Earnings per share - Diluted	0.10		0.23

Statements of Comprehensive Income

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2010	2009

Net earnings for the year		$ 16,133	$ 36,706
Other comprehensive income Unrealized gains on available-for-sale marketable securities	5	379	-
COMPREHENSIVE INCOME FOR THE YEAR		$ 16,512	$ 36,706

The attached notes form an integral part of these financial statements.

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Aurizon Mines Ltd.

Statements of Shareholders' Equity

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	2010	2009
Share capital
Balance at beginning of year	$ 247,365	$ 194,647
Share issuances for cash	9,887	50,925
Fair value of share options exercised	4,317	1,593
Mineral properties payments	1,600	200
Balance at end of year	263,169	247,365
Contributed surplus
Balance at beginning of year	979	872
Forfeitures of vested share options	43	107
Balance at end of year	1,022	979
Stock based compensation
Balance at beginning of year	10,178	9,013
Stock based compensation	8,003	2,865
Forfeitures of share options, Value of vested options transferred to contributed surplus Value of unvested options transferred to net income	(43) (22)	(107) -
Share options exercised, transferred to share capital	(4,317)	(1,593)
Balance at end of year	13,799	10,178
Deficit
Balance at beginning of year	(22,885)	(59,591)
Net earnings for the year	16,133	36,706
Balance at end of year	(6,752)	(22,885)
Accumulated other comprehensive income
Balance at beginning of year	-	-
Unrealized gains on available-for-sale marketable securities	379	-
Balance at end of year	379	-
TOTAL SHAREHOLDERS' EQUITY	$ 271,617	$ 235,637

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Aurizon Mines Ltd.

Statements of Cash Flow
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2010	2009
Operating Activities
Net earnings for the year		$ 16,133	$ 36,706
Adjustment for non-cash items:
Depreciation, depletion and accretion		35,434	36,514
Stock based compensation	16c	7,981	2,865
Derivative gains	12a	(8,611)	(14,139)
Future income tax expense		7,482	12,953
Other		51	(25)
		58,470	74,874
Increase in non-cash working capital items	19a	(8,313)	(3,052)
Net cash provided by operating activities		50,157	71,822
Investing Activities
Mineral properties		(21,854)	(26,811)
Property, plant and equipment		(10,780)	(11,422)
Other investing activities	19b	(502)	24,174
Net cash used in investing activities		(33,136)	(14,059)
Financing Activities
Issuance of shares, net	16b	9,887	50,925
Long-term debt	13	(665)	(29,927)
Net cash provided by financing activities		9,222	20,998
NET INCREASE IN CASH AND CASH EQUIVALENTS		26,243	78,761
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		113,098	34,337
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 139,341	$ 113,098

The attached notes form an integral part of these financial statements.

Page 69| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

1.

CORPORATE INFORMATION AND NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations, development and exploration activities in the province of Quebec, Canada.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and several early stage exploration projects.  The Company is primarily focused on the mining and development of the Casa Berardi property as well as completing a final feasibility study on the Joanna property, on which a pre-feasibility study was completed in 2009.  During 2010, the Company entered into six option/joint venture agreements with partners in the province of Quebec, whereby Aurizon will fund exploration expenditures in order to earn ownership interests in the various properties (Note 11).

The Company's performance is highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

Tabular dollar amounts are in thousands of Canadian dollars unless otherwise shown.  Reference to $US is to United States dollars.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these financial statements are explained in note 21.

b)

Principles of Consolidation

The Company had no subsidiaries as at December 31, 2010.

c)

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year, except for depreciation and depletion which are translated at historical rates.  The resulting gains and losses are included in the determination of earnings.

d)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes.  Significant areas where management's judgment is applied are in determining mineral reserves and resources, asset impairments, future income tax valuation allowances, recovery of future tax assets, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are not subject to a significant risk of changes in value.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

f)

Marketable Securities

Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss until such gains or losses are realized or until it has been determined that a decrease in market value is other than temporary. Factors that contribute to an other than temporary decline include a significant or prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the investee operates.

g)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement cost.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

h)

Mineral Properties

i)

Carrying Values of Mineral Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves, net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Acquisition costs and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2(h)(ii) are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

Page 71| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

ii)

Development Costs Relating to Mineral Properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

  There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

  The Company can obtain the benefit and control access to it; and

  The transaction or event giving rise to the benefit has already occurred.

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

Geology:

There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
Life of mine plans:

A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

iii)

Exploration Properties

Acquisition costs for exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized, provided the conditions set out in Note 2(h)(ii) are met.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

i)     Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

j)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives.  Repairs and maintenance expenditures are charged to operations as incurred.  Depreciation of property, plant and equipment begins when assets are commissioned and put into service and is calculated as follows:

Asset category	Depreciation method
Mine site and tailings infrastructure	Unit of production
Machinery, equipment and furniture	20% declining balance
Computers and software	50% declining balance
Buildings and leasehold improvements	10% declining balance

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

k)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales when the bullion has been shipped and title has passed to the purchaser pursuant to a purchase arrangement for which collectability is reasonably assured. Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

l)

Financial Instruments

The Company's cash and cash equivalents have been classified as held-for-trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable and long-term debt are recorded at amortized cost.  Reclamation deposits have been classified as loans and receivables and are recorded at amortized cost. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, as the Company does not follow hedge accounting.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company may use gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Such derivatives are marked-to-market at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to earnings.

m)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.  The Company periodically reviews the calculation of the asset retirement obligations in consideration of changes within the mineral property as well as within applicable legislation relating to mine site restoration.

n)

Government Assistance

Government assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon achieving certain operating and production parameters.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period these parameters were achieved, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

o)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers, employees, and consultants.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.  The fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

p)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company's assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the enacted or substantively enacted tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

q)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per common share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

r)

Comparatives

  Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.

FUTURE ACCOUNTING STANDARDS

Transition to International Financial Reporting Standards

Effective January 1, 2011, Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"), instead of current Canadian GAAP. This mandate is first applicable to interim reporting periods in 2011 and includes the requirement to present comparative financial information for the 2010 year, also based on IFRS. Accordingly, although we will first report our result under IFRS in 2011, the underlying conversion will be based on an effective transition date of January 1, 2010.

4.

CASH AND CASH EQUIVALENTS

	2010	2009
Cash	$ 53,060	$ 49,605
Short-term investments	86,281	63,493
	$ 139,341	$ 113,098

Interest earned on cash is dependent on the type of bank account it is deposited in.  Some accounts earn interest at floating rates based on daily bank deposit rates while others earn rates that fluctuate from time to time based on changes in the prime rate or bond rates.  Short-term investments are comprised of Canadian chartered banks bankers acceptances and treasury bills having maturities at the date of acquisition of less than three months, bearing interest at rates between 0.91% and 1.08% (2009 - Bankers' acceptance notes bearing interest between 0.1% and 0.22%).

5.

MARKETABLE SECURITIES

	2010				2009
	Cost	Fair value	Unrealized Gain	Cost	Fair value	Unrealized Gain
Marketable securities - available for sale	$ 750	$ 1,129	$ 379	$ -	$ -	$ -

The Company acquired marketable securities in accordance with the requirements of property agreements that were entered into during 2010 (Note 11).  Unrealized gains or losses resulting from the change in fair value of marketable securities are recorded in the comprehensive income statement as other comprehensive income.

6.

ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2010	2009
Accounts receivable	$ 3,707	$ 3,262
Prepaid expenses	3,107	1,563
Exploration advances	444	-
	$ 7,258	$ 4,825

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

6.

ACCOUNTS RECEIVABLE AND PREPAID EXPENSES (Continued)

In accordance with property option agreements entered into during the year (Note 11), the Company advances funds to its counterparts for the undertaking of exploration programs on the properties.  The advances are drawn down and expensed as the exploration work progresses.  As at December 31, 2010, advances totalling $0.4 million are expected to be expensed within the next twelve months (2009 - $ nil).

7.

TAX CREDITS

	2010	2009
Quebec refundable resource credits	$ -	$ 862
Quebec refundable tax credits	709	709
Non-refundable tax credits (Note 9b)	11,689	1,016
	$ 12,398	$ 2,587

8.

INVENTORIES

	2010	2009
Supplies and materials	$ 4,292	$ 3,692
Stockpile ore	162	440
Gold bullion and in-process	7,631	7,765
	$ 12,085	$ 11,897

9.

OTHER ASSETS

	2010	2009
Reclamation deposits (a)	$ 896	$ 612
Non-refundable tax credits (Note 9b)(b)	3,493	13,438
Refundable tax credits (c)	3,041	-
Workers compensation premiums (d)	340	501
Deposit on long-term hydro-electric project (e)	330	-
	$ 8,100	$ 14,551

a)   Reclamation deposits

As at December 31, 2010, the Company has invested $0.9 million (2009 - $0.6 million) in term deposits in accordance with the current financial guarantee requirements set forth by the Ministere des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine.  As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

9.

OTHER ASSETS (Continued)

b)   Non-refundable tax credits

Non-refundable tax credits arise from certain eligible grassroots exploration expenditures.  As at December 31, 2010, the Company has accrued a total of $15.2 million (2009 - $14.4 million) in respect of non- refundable tax credits (Note 15e) which may be used to reduce future capital and income taxes.  Based on assertions and estimates deriving from the Company's long-term mining plan and cash-flow models, the Company expects that there will be sufficient future taxable earnings against which these credits can be applied.  The portion of these tax credits expected to be utilized within one year is $11.7 million (2009 - $1.0 million) (Note 7), representing the 2011 estimated tax income and Quebec capital tax expenses. The remaining portion of $3.5 million is expected to be utilized in years subsequent to 2011.

c)   Refundable tax credits

The Company has accrued $3.0 million of refundable tax credits relating to admissible exploration expenditures incurred in 2010 (2009 - nil).

d)   Workers compensation premiums

In 2008, the Company began participating in a retrospective workers compensation premiums program in which annual workers compensation premiums are retrospectively adjusted based on the Company's overall safety records and history of incident claims.  As at December 31, 2010, the Company has accrued a receivable totalling $0.3 million, based on the estimated refunds relating to the premiums paid for the years ended December 31, 2010, 2009 and 2008.

e)   Deposit on long-term power supply project

As at December 31, 2010, the Company has prepaid $0.3 million (2009 - nil) to Hydro Quebec in respect of preliminary studies relating to the installation of power lines to the Company's Joanna Gold Project.

10.

PROPERTY, PLANT AND EQUIPMENT

	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mine site and tailings infrastructure	$ 41,690	($ 24,289)	$ 17,401	$ 49,241	($ 16,735)	$ 32,506
Machinery and equipment	38,583	(16,160)	22,423	31,843	(11,804)	20,039
Buildings and leasehold improvements	1,266	(874)	393	1,219	(843)	376
Office equipment and furniture	530	(416)	113	529	(388)	141
Computers and software	2,153	(1,642)	511	1,891	(1,262)	629
	$ 84,222	($ 43,381)	$ 40,841	$ 84,723	($ 31,032)	$ 53,691

Page 77| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES

	2010	2009
Producing mining property
Casa Berardi, Quebec
Cost	$ 211,316	$ 188,837
Accumulated depletion	(95,978)	(73,829)
115,338		115,008
Exploration properties
Joanna, Quebec	3,866	2,287
Kipawa, Quebec	75	75
Rex South, Quebec	150	-
Duverny, Quebec	65	-
Patris, Quebec	40	-
	4,196	2,362
	$ 119,534	$ 117,370

a)    Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

On August 30, 2007, the Company entered into a joint venture option agreement (the "Option Agreement") with Lake Shore Gold Corp. ("Lake Shore") whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the "Casa Berardi Exploration Property").  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $0.6 million in the first year.  The commitment for the first year has been fulfilled.  Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon's 100% owned Casa Berardi milling facility.

During 2010, $10.7 million (2009 - $10.9 million) of costs related to converting mineral resources to reserves were capitalized. As at December 31, 2010, $49.8 million of these costs have been capitalized to Casa Berardi mineral property costs.

b)

Joanna Property

The Company holds a 100% interest in the Joanna Gold Project in the Abitibi region of Quebec.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in the Feifer claims block of the Joanna Property.  An advance royalty of $0.5 million is payable upon completion of the final feasibility study.

Page 78| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES (Continued)

c)

Joanna Property (Continued)

The Company has earned, subject to a 1% net smelter royalty, a 100% interest in two mineral claims located within the existing boundary of the Joanna property.  Advance royalties are payable at certain milestones including $0.7 million at feasibility and $0.8 million upon achieving commercial production.   In addition, a net smelter royalty of 1.5% is payable on the 75% interest acquired from Vantex Resources Ltd.  The Company has an option to buy back 50% of the 1.5% royalty at any time at a cost of $0.5 million.

During 2010, the Company made the final payment of Aurizon shares having an aggregate market value of $1.6 million thereby completing the earn-in requirements relating to a property option agreement with Alexandria Minerals Corporation ("Alexandria").  Aurizon now holds an undivided 100% interest in nineteen mineral claims adjacent to the Feifer claims property, subject to an existing 2% net smelter royalty.  One half of the net smelter return royalty may be purchased at any time for $2.0 million.

c)

Kipawa Property

The Company has acquired mineral claims in Quebec by staking at a cost of $0.1 million.

d)

Duverny Property

In March 2010, the Company signed a letter of intent whereby Aurizon has agreed to purchase 14 mineral claims in the Duverny County in the Abitibi region of north-western Quebec. Aurizon may acquire 100% ownership of the claims by making cash payments totalling $100,000 by the second anniversary of the agreement.  As at December 31, 2010, the Company has made cash payments of $40,000 in respect of the Duverny property, and has acquired minerals claims adjacent to the property by staking at a cost of $25,000.

e)

Fayolle Property

In May 2010, the Company entered into an option and joint venture agreement with Typhoon Exploration Inc., ("Typhoon") whereby Aurizon may earn a 50% interest in Typhoon's Fayolle property in the Abitibi region of Quebec.  The 50% interest, subject to an underlying 2% net smelter royalty, may be earned by incurring expenditures of $10 million over four years, of which $3.5 million is a firm commitment to be spent over the first two years.  The Company may earn an additional 15% interest on the project by either delivering a bankable feasibility study, or spending an additional $15 million on the project.  During the course of the initial four year term, the Company has the right to subscribe for common shares of Typhoon of up to $0.5 million on each anniversary of the option agreement, for a total investment of $2 million.  The first two subscriptions totalling $1 million are firm commitments and are required in order for the Company to earn the initial 50% interest. The first subscription totalling $0.5 million was completed in June 2010 and consisted of 609,756 shares at a unit price of $0.82 per share.

As at December 31, 2010, the Company has advanced $1.8 million to Typhoon for exploration expenditures, of which $1.6 million has been charged to earnings.

f)

Rex South Property

In May 2010, the Company entered into an agreement with Azimut Exploration Inc. ("Azimut"), under which the Company may earn an initial 50% in Azimut's Rex South Property situated in northern Quebec. The 50% interest may be earned by making an initial cash payment of $150,000 upon signing and making further cash payments for an aggregate of $580,000 over the first four years.  Minimum work expenditures totalling $1 million during the first year and further expenditures for an aggregate of $5 million over the next five years are required to earn the initial 50% interest.  An additional 15% interest may be earned by: (i) making additional cash payments of $70,000 per year over five years for an aggregate of $350,000, (ii) incurring a minimum of $700,000 of work expenditures per year over a five year period for an aggregate of $3.5 million, (iii) and delivering a bankable feasibility study.

Page 79 December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES (Continued)

As at December 31, 2010, the Company has made the initial cash payment of $150,000 and has incurred $1.6 million of exploration costs.

g)

Marban Property

In July 2010, the Company entered into an option and joint venture agreement with Niogold Mining Corporation ("Niogold") with respect to the Marban property, located in the Malartic gold camp in the Abitibi region, Quebec.  Pursuant to the agreement, Aurizon may earn a 50% interest in the Marban property, subject to underlying royalties, by: (i) incurring expenditures of $20 million over three years, of which $5 million is a firm commitment to be spent in the first year; (ii) completing an updated NI 43-101 compliant mineral resource estimate; and (iii) making a resource payment equal to the sum of $30 (or $40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the measured and indicated resource categories plus $20 (or $30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the inferred resource category, based on the updated resource estimate. Aurizon may earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study.  Moreover, Aurizon may earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.  Niogold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

As at December 31, 2010, the Company has made advances to Niogold totalling $1.4 million for exploration expenditures, of which $1.2 million has been charged to earnings.

h)

Opinaca Property

In September 2010, Aurizon entered into an agreement with Azimut Exploration Inc. ("Azimut") and Everton Resources Inc. ("Everton"), whereby Aurizon may acquire up to an undivided 60% ownership interest in the Opinaca property located in the James Bay area, 350 kilometres north of Matagami, Quebec. The Opinaca property is owned by Azimut and Everton as to an undivided 50% interest each.  Aurizon may earn a 50% interest in the project by making cash payments totalling $0.6 million and incurring expenditures of $6 million over four years, including 5,000 metres of drilling by the second anniversary. After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 10%, for a total interest of 60%, by making cash payments totalling $0.3 million over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study on or before the fourth anniversary. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable in Aurizon common shares (50% to Azimut, 50% to Everton), subject to regulatory approval.

As at December 31, 2010, the Company has incurred a total of $0.1 in exploration expenditures on the Opinaca property.

i)

Wildcat Property

In September 2010, Aurizon entered into an agreement with Everton Resources Inc., ("Everton"), whereby Aurizon may acquire up to a 65% interest in Everton's Wildcat property located in the James Bay region, 350 kilometres north of Matagami, Quebec. The Wildcat property is 100% owned by Everton. Aurizon may earn a 50% interest in the project by incurring expenditures of $3.25 million over four years, including 3,000 metres of drilling within two years.  In addition, the agreement required Aurizon to subscribe for a private placement of 1,000,000 units of Everton at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant, exercisable to acquire one additional common share at $0.40 per share for a term of two years.

Page 80| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES (Continued)

j)

Wildcat Property (Continued)

After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 15%, for a total interest of 65%, by making cash payments totalling $300,000 over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study by the end of the fourth anniversary of the election date. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable to Everton in Aurizon common shares, subject to regulatory approval.

As at December 31, 2010, the Company has incurred a total of $0.1 in exploration expenditures on the Opinaca property, and has subscribed to 1,000,000 Everton common shares at a cost of $250,000.

k)

Midland Property

In December 2010, the Company entered into an agreement with Midland Exploration Inc. ("Midland"), under which the Company would be entitled to earn an initial 50% in Midland's Patris Property situated in the Abitibi region of Quebec.  The 50% interest may be earned by making an initial cash payment of $40,000 upon signing and making further cash payments for an aggregate of $230,000 over the next four years.  Minimum work expenditures totalling $0.6 million during the first year and further expenditures for an aggregate of $3 million over the next four years are required to earn the initial 50% interest.  An additional 10% interest may be earned by delivering a pre-feasibility study on the property within a four-year period during which it will make annual cash payments of $80,000 and complete 40,000 metres of drilling.

During 2010, the Company made the initial cash payment of $40,000 to Midland.

l)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  The Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.  During 2010, the Company received royalties totalling $0.3 million in respect of the Beaufor mine (2009: $0.3 million).

12.           COMMITMENTS

a)

Derivative Positions

In September 2010, the Company delivered into the final gold and currency contracts that were required by the syndicate of lenders in conjunction with the financing of the Casa Berardi project.  At as December 31, 2010, the Company's gold and currency derivative positions are nil.  As a result of the gold and currency contracts unwinding in 2010, the Company has recognized derivative gains of $8.6 million during the year (2009: $14.1 million).  As at December 31, 2009, the mark-to-market liability of the gold derivative positions totaled $9.7 million, and the currency derivative positions had a mark-to-market gain of $1.1 million, for a net derivative liability of $8.6 million.

Page 81| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

 For the years ended December 31, 2010 and 2009

12.           COMMITMENTS (Continued)

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan.  In 2010, a total of $0.4 million (2009 - $0.3 million) was charged to earnings in respect of this incentive plan.

The Company also has an employee incentive plan for the discovery of other mineral deposits.  Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan.  Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid.  During 2010, no amount in respect of the Joanna project was charged to earnings (2009: $0.1 million).

c)    Contractual Obligations and Commitments

      The Company's significant contractual obligations and commitments are as follows:

(all figures undiscounted)	Note	Total	Due in Less Than 1 Year	Due 1 -3 Years	Due 3 -5 Years	Due in More Than 5 Years
Environmental and reclamation	14	$ 19,002	$ 419	$ 4,371	$ 2,902	$ 11,310
Mineral properties commitments	11	6,388	6,388	-	-	-
Head office operating lease		1,052	231	505	316	-
Reimbursable government assistance	13b	773	773	-	-	-
Equipment purchase commitments		510	510	-	-	-
Hydro Quebec - distribution line		327	327	-	-	-
Total contractual obligations		$ 28,052	$ 8,648	$ 4,876	$ 3,218	$ 11,310

13.

LONG-TERM OBLIGATIONS

a)    Long-term Obligations

	2010	2009
Capital lease obligation	$ -	$ 66
Reimbursable government assistance	756	1,291
	$ 756	1,357
Less current portions:
Capital lease obligation	-	(66)
Reimbursable government assistance	(756)	(586)
	(756)	(652)
Long-term obligations	$ -	$ 705

Page 82| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

b)

Government Assistance

The Company has previously received government assistance totalling $2.0 million that became repayable when production consistently achieved planned levels at Casa Berardi.  In May 2009, the Company repaid $0.6 million, which represented the first tranche of 30% due within two years of achieving the planned production levels.  In May 2010, the Company repaid $0.6 million, which represented the second tranche of 30% due within three years of achieving the planned production levels.  As at December 31, 2010, repayment of the third and final tranche of 40% of the assistance, totalling $0.8 million, is due within the next 12 months.

In 2010, the fair value of the government assistance totalling $0.8 million was recorded as a current liability (Note 13(a)).  The effective interest rate used to calculate the fair value of this obligation is 7.25%.  No direct government assistance has been received by the Company in the past ten years.

c)

Project Debt Facility

In accordance with the provisions in the credit agreement relating to the debt facility the Company secured in 2006 for the construction of Casa Berardi, the Company elected to repay the loan facility in full during 2009, resulting in principal repayments of $29.3 million.

14.

ASSET RETIREMENT OBLIGATIONS

	2010	2009
Asset retirement obligations - beginning of year	$ 21,816	$ 20,905
Change in obligations during the year	(11,319)	-
Accretion expense	1,035	911
Asset retirement obligations - end of year	$ 11,532	$ 21,816

Asset retirement obligations (AROs) result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e. ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, revegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, floatation tanks, etc.), buildings and other infrastructure.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009.  The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company's updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations.

Page 83| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.

ASSET RETIREMENT OBLIGATIONS (Continued)

The fair value of AROs are estimated using a present value technique that is based on existing laws, contracts or other policies and current technology and conditions. The estimates or assumptions required to calculate the fair value of AROs include, among other items, abandonment and reclamation amounts, inflation rates, credit-adjusted risk free rates and timing of retirement of assets. The following significant assumptions were made for the purpose of estimating the AROs:

Assumption	2010	2009
Undiscounted reclamation costs	$19,002	$30,509
Credit adjusted risk free rate	4.7%	4.7%
Inflation rate	2.0%	2.0%
Average years to reclamation	9	10

AROs are considered critical accounting estimates for the Company. There are significant uncertainties related to AROs and the impact on the financial statements could be material. The eventual timing of and costs for these AROs could differ from current estimates. The main factors that can cause expected cash flows to change are:

•

Changes to laws and legislation

•

Construction of new facilities

•

Changes in the quality of water that affect the extent of water treatment required

•

Change in the reserve estimate and the resulting amendment to the life of the mine, and

•

Changes in technology

In general, as the life of a mine ends, the expected cash flows become more reliable; however the estimate of an ARO at the beginning of the mine life is generally more subjective. Any future changes to the estimated or actual costs for reclamation and mine closure and for the removal and/or demolition of mine and processing equipment, buildings and other infrastructure, could have a material and adverse effect of the Company's future operating results.

As at December 31, 2010, $0.9 million (2009 - $0.6 million) has been invested in restricted deposits for future site reclamation obligations at Casa Berardi (Note 9). The Company has not strictly reserved additional cash or assets for the purpose of settling AROs. As a result, at the time of closure and restoration of the mine sites, the Company will have a significant cash outlay that may affect its ability to satisfy its debt and other contractual obligations. The costs associated with AROs may be significant and the Company may not have sufficient or available resources to fund the costs.

Summary Contractual Obligations Table

The following represents the ARO obligations - on an undiscounted basis:

	2011	2012	2013	2014	Thereafter	TOTAL
AROs	$419	$1,242	$3,129	$2,902	$11,310	$19,002

Page 84| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

15.

INCOME TAXES

a)   The provision for income and resource taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2010	2009
Earnings before income taxes	$ 30,299	$ 57,412
Combined Federal and Provincial rates	29.90%	30.90%
Income taxes at combined Federal and Provincial rates	9,060	17,740

Increase (decrease) resulting from:
Quebec resource taxes	(1,557)	(2,396)
Change in valuation allowance	-	(1,899)
Effect of change in Federal tax rates	(1,627)	(1,429)
Non-deductible costs	2,553	900
Other	(783)	-
Income tax expense	$ 7,646	$ 12,916
Comprising:
Current income tax expense	$ 1,478	$ -
Future income tax expense	6,168	12,916
Income tax expense	$ 7,646	$ 12,916

In addition to federal and provincial income taxes, Quebec mining resource taxes are payable at a tax rate of 12% on Quebec mining income.  On a combined basis, the current and future income and resource tax expense is represented in the statements of earnings as follows:

	2010	2009
Current income tax expense	$ 1,478	$ -
Current resource tax expense	5,206	7,753
Current income and resource taxes	$ 6,684	$ 7,753

	2010	2009
Future income tax expense	$ 6,168	$ 12,916
Future resource tax expense	1,314	37
Future income and resource taxes	$ 7,482	$ 12,953

Page 85| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

15.

INCOME TAXES (Continued)

b)   Current taxes payable

Quebec mining resource tax installments made in 2010 exceeded the liability by $0.6 million which will be applied to 2011 installments.  As a result, nil was payable as at December 31, 2010 (2009: $3.75 million).

c)   Future income and resource tax liabilities

      Temporary differences giving rise to future income and resource tax assets and liabilities:

	2010	2009
Future income and resource tax assets
Asset retirement obligations	$ 4,114	$ 5,868
Unrealized derivative losses	-	4,152
Other	208	386
Non-capital losses	-	52
	4,322	10,458
Future income and resource tax liabilities
Unrealized derivative gains	-	1,577
Mineral properties	28,970	17,559
Property, plant and equipment	6,694	4,396
Refundable tax credits	1,016	-
Non-refundable tax credits	5,481	4,031
Other	38	198
	42,199	27,761
Net future income and resource tax liabilities	37,877	17,303
Less:
Current portion of federal and provincial future income tax liabilities	(3,389)	(1,275)
Non-current future income and resource tax liabilities	$ 34,488	$ 29,120

d)     Non-refundable tax credits

The Company has $15.2 million of non-refundable tax credits (Note 9b), consisting of $8.1 million of Quebec non refundable tax credits which may be carried forward from 2013 to 2017 before expiring, and $7.1 million of federal non-refundable tax credits which may be carried forward from 2016 to 2030.

Page 86| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

16.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000's)
December 31, 2008	148,068	$ 194,647
Exercise of stock options	1,177	3,597
Fair value of stock options exercised	-	1,593
Mineral property payments	54	200
Bought deal financing	9,709	47,328
December 31, 2009	159,008	247,365
Exercise of stock options	2,923	9,887
Fair value of stock options exercised	-	4,317
Mineral property payments	214	1,600
December 31, 2010	162,145	$ 263,169

During 2010, the Company received $9.9 million from the exercise of incentive stock options (2009: $3.6 million).  In addition, the Company issued 213,845 common shares valued at $1.6 million to Alexandria Minerals Corporation, in accordance with a property option agreement relating to the Company's Joanna project (note 11(b)).  On April 29, 2009, the Company closed a bought deal equity financing whereby the Company issued a total of 9,708,800 common shares at a purchase price of $5.15 per share, for gross proceeds of $50 million.  Net proceeds of the financing after underwriters' commissions and related costs totalled $47.3 million.

c)

Incentive Stock Options

The Company maintains an incentive stock option plan ("the Plan") covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant; others vest over a three year period, of which 25% vest immediately.  The maximum number of options available to be granted under the Plan may not at any time exceed 7% of the issued and outstanding shares of the Company.  As at December 31, 2010, the maximum number of shares available to be granted under the Plan was 11.4 million shares (granted: 9.7 million).

Page 87| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

16.

SHARE CAPITAL (Continued)

The status of stock options granted to employees and directors as at December 31, 2010 and 2009 and the changes during the years ended on those dates is presented below:

	Year ended December 31, 2010		Year ended December 31, 2009
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
	(000's)		(000's)
Outstanding at beginning of year	7,949	$3.75	8,518	$3.51
Granted	4,695	6.21	730	5.46
Exercised	(2,923)	3.38	(1,177)	3.06
Expired or forfeited	(51)	4.13	(122)	4.42
Outstanding at end of year	9,670	$5.05	7,949	$3.75
Vested and exercisable at the end of the year	5,913	$4.50	5,766	$3.60

A summary of information about the incentive stock options outstanding at December 31, 2010 is as follows:

Exercise prices	Number outstanding (000's)	Weighted-average remaining contractual life	Weighted-average exercise price
$2.00 - $2.99	1,599	2.3 years	$2.82
$3.00 - $3.99	857	1.6 years	$3.81
$4.00 - $4.99	3,115	3.0 years	$4.57
$5.00 - $5.99	1,480	3.1 years	$5.15
$6.00 - $6.99	334	3.6 years	$6.08
$7.00 - $7.59	2,285	4.9 years	$7.52
	9,670	3.3 years	$5.05

During 2010, incentive stock options were granted to officers and employees to purchase up to 4,695,000 shares at a weighted average exercise price of $6.21 per share.  The weighted average fair value of the options granted was estimated as $2.82 per share option using the Black-Scholes option-pricing model.  The total stock based compensation cost associated with these grants is $13.3 million, of which $4.5 million was expensed immediately based on the options that vested immediately on the grant dates.  The remaining cost of $8.8 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In addition to the stock based compensation charges totalling $4.5 million (2009 - $0.7 million) relating to options granted during the year that vested immediately on the grant dates as detailed above, additional stock based compensation charges totalling $3.5 million (2009 - $2.2 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations.  The total aggregate stock based compensation charge for the current year is $8.0 million (2009 - $2.9 million).

Page 88| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

16.

SHARE CAPITAL (Continued)

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2010	2009
Expected volatility	63%	62%
Risk-free interest rate	1.96%	2.02%
Expected lives	3.3 Years	3.8 Years
Dividend yield	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The stock based compensation expense and changes in stock based compensation equity for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009

Stock based compensation expense	$ 7,981	$ 2,865
Stock based compensation - Equity
Beginning of year	$ 10,178	$ 9,013
Stock based compensation expense	7,981	2,865
Exercise of stock options	(4,317)	(1,593)
Forfeited stock options	(43)	(107)
End of year	$ 13,799	$ 10,178

As at December 31, 2010, there are 1.7 million stock options available for granting (2009 - 3.2 million) in accordance with the provisions in the Company's stock option plan.

17.

CONTRIBUTED SURPLUS

	2010	2009
Contributed surplus - beginning of year	$ 979	$ 872
Forfeited stock options	43	107
Contributed surplus - end of year	$ 1,022	$ 979

Page 89| December 31, 2010

Aurizon Mines Ltd.

 Notes to Financial Statements

For the years ended December 31, 2010 and 2009

18.

OTHER INCOME

	2010	2009
Royalty income (Note 11(l))	$ 346	$ 288
Loss on disposal of property, plant and equipment	(74)	-
Interest income	719	498
Other income	$ 991	$ 786

19.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	2010	2009
Accounts receivable and prepaid expenses	($ 2,851)	($ 406)
Accounts payable and accrued liabilities	3,484	1,384
Current provincial resource taxes payable	(3,752)	2,450
Advances	(444)	-
Gold inventory	158	(1,103)
Supplies inventory	(239)	(694)
Refundable tax credits	(3,041)	(709)
Non refundable tax credits	(1,862)	(4,793)
Capital taxes	253
Current income tax expense	1,478	-
Prior year refundable and non-refundable tax credits	265	819
Adjustment to workers' compensation receivable	300	-
Decrease in non-cash working capital items	($ 8,313)	($ 3,052)

b)

Other investing activities

	2010	2009
Reclamation deposits	($ 284)	($ 221)
Marketable securities	(750)	-
Provincial resource tax refund	862	-
Project deposit - Hydro Quebec	(330)	-
Refundable tax credits	-	5,790
Derivative instruments	-	(2,620)
Restricted cash proceeds	-	21,225
Total of Other investing activities	($ 502)	$ 24,174

Page 90| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

19.

CASH FLOW INFORMATION (Continued)

c)

Other information

	2010	2009

Interest paid	$ -	$ 542
Non refundable tax credits applied to interest expense	-	(57)
Interest expense net of non refundable tax credits	-	$ 485

Non-cash items:
Fair value of shares issued for mineral properties	$ 1,600	$ 200

20.

FINANCIAL INSTRUMENTS

a)    Fair value and categories of financial instruments

The Company's financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash and cash equivalents, derivative instruments	Held-for-trading	Measured at fair value at each balance sheet date with changes in value in net earnings in the period in which the changes occur.
Marketable securities	Available-for-sale	Measured at fair value at each balance sheet date with changes in value in other comprehensive income in the period in which the changes occur.
Accounts receivable and reclamation deposits	Loans and receivables

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The Company accrues interest income/expense over the life of the instrument.

Accounts payable and accrued liabilities Long-term obligations	Other financial liabilities

The carrying values of accounts receivable, accounts payable, and the current portion of long-term obligations approximate fair value due to the short periods until settlement.

Financial instruments are classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values.  The three levels of the hierarchy are as follows:

o

 Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities;

o

 Level 2:

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

o

 Level 3:

Inputs that are not based on observable market data.

Page 91| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.

FINANCIAL INSTRUMENTS (continued)

The carrying values, fair market values, and fair value hierarchy classification of the Company's financial instruments as at December 31, 2010 are as follows:

	Held for trading	Available-for-sale	Loans and receivables	Fair value hierarchy level
Financial assets
Cash, cash equivalents	$139,341	$ -	$ -	Level 2
Marketable securities	-	1,129		Level 1
Reclamation deposits	-	-	896	Level 2
	$139,341	$ 1,129	$ 896

b)  Capital management

The Company's capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Capital management consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of equity components consisting of capital stock, stock based compensation and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or enter into new debt arrangements.

The Company is not currently subject to any externally imposed requirements on its shareholders' equity and during the year ended December 31, 2010, there has been no change in the overall capital management strategy employed by the Company.  Subsequent to December 31, 2010, the Company established a $50 million revolving credit facility with an initial term of 3 years (note 22).

c)   Interest rate risk

The Company's cash and cash equivalents bear interest at fixed rates and have maturities as described in Note 4.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.

Based on the interest rates in effect on all cash and cash equivalents balances as at December 31, 2010, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $1.2 million (2009: $0.2 million) over the next twelve months.  An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $1.3 million (2009: $1.1 million) over the next twelve months.  The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2010.

Page 92| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.

FINANCIAL INSTRUMENTS (continued)

d)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.  Financial instruments that are potentially exposed to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company mitigates credit risk by investing its cash and cash equivalents with Schedule I banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  As at Dec 31, 2010, approximately 69% of the Company's cash and cash equivalents are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

The Company sells gold and silver via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

e)   Foreign currency risk

The Company's revenues are received in United States dollars (USD), and as such, is subject to foreign currency risk which increases or decreases based on the currency exchange rate between the USD and the Canadian dollar.  The Company may, from time to time, enter into short-term currency forward contracts to benefit from a guaranteed exchange rate on certain portions of its revenue.

As at December 31, 2010, the Company is exposed to foreign currency risk with respect to the following assets:

In thousands of U.S. dollars	2010	2009
Cash	$ 10,329	$ 9,912

Based on the above exposure as at December 31, 2010, and assuming all other variables remain constant, an appreciation or depreciation of 10% of the Canadian dollar against the U.S. dollar would result in a gain or loss of $1.0 million in the Company's net earnings before taxes.

f)  Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has established a liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate working capital, obtaining borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Page 93| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company's balance sheets and statements of earnings and deficit are summarized as follows:

a)   Balance Sheets

	2010				2009
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Current assets
Cash and cash equivalents	$139,341		$139,341	$ 113,098		$ 113,098
Marketable securities	1,129		1,129	-		-
Accounts receivable and prepaid expenses	7,258		7,258	4,825		4,825
Tax credits receivable	12,398		12,398	2,587		2,587
Derivative instrument assets	-		-	5,274		5,274
Inventories (d)	12,085	(243)	11,842	11,897	(236)	11,661
	172,211	(243)	171,968	137,681	(236)	137,445
Non-current assets
Other assets	8,100		8,100	14,551		14,551
Property, plant and equipment	40,841		40,841	53,691		53,691
Mineral properties (d)	119,534	(5,423)	114,111	117,370	(6,749)	110,621
Total assets	$ 340,686	($ 5,423)	$ 335,020	$ 323,293	($ 6,749)	$ 316,308
Current liabilities
Accounts payable and accrued liabilities	$ 18,904		$ 18,904	$ 16,451		$ 16,451
Derivative instrument liabilities	-		-	13,885		13,885
Current portion of long term obligations	756		756	652		652
Current provincial resource taxes payable	-		-	3,752		3,752
Current portion of future income and resource taxes	3,389		3,389	1,275		1,275
	23,049		19,940	36,015		36,015
Non-current liabilities
Long-term obligations	-		-	705		705
Asset retirement obligations	11,532		11,532	21,816		21,816
Future income and resource taxes (d)	34,488	(846)	33,642	29,120	(1,079)	28,041
Total liabilities	69,069	(846)	68,244	87,656	(1,079)	86,577

Share capital (f)	263,169	3,590	266,759	247,365	3,590	250,955
Contributed surplus	1,022	288	1,310	979	288	1,267
Stock based compensation	13,799		13,799	10,178		10,178
Deficit	(6,752)	(8,719)	(15,471)	(22,885)	(9,784)	(32,669)
Accumulated other comprehensive income	379		379
Total shareholders' equity	271,617	(4,841)	266,776	235,637	(5,906)	229,731
Total liabilities & shareholders' equity	$ 340,686	($ 5,687)	$ 335,020	$ 323,293	($ 6,985)	$ 316,308

Page 94| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES   (continued)

b)

Statements of Earnings and Deficit

	2010	2009

Net earnings for the year - under Canadian GAAP	$ 16,133	$ 36,706
Depletion and depreciation (d)	1,384	1,750
Government assistance (e)	(65)	(101)
Amortization of deferred finance costs (g)	-	(1,067)
Future income tax expense (d)	(254)	(222)
Net earnings for the year - under U.S. GAAP	$ 17,198	$ 37,066
Deficit - under U.S. GAAP - Beginning of Year	(32,669)	(69,735)
Deficit - under U.S. GAAP - End of Year	$ (15,471)	$ (32,669)
Basic and diluted earnings per common share - under U.S. GAAP	0.11	0.24

c)

Statements of Cash Flow

	2010	2009

Cash flow from operating activities - under Canadian and U.S. GAAP	$ 51,188	$ 71,822
Cash flow from investing activities - under Canadian and U.S. GAAP	(34,167)	(14,059)
Cash flow from financing activities - under Canadian and U.S. GAAP	9,222	20,998
Net increase in cash and cash equivalents	$ 26,243	$ 78,761

d)

Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2h.  For U.S. GAAP purposes, exploration costs are expensed as incurred.  As at December 31, 2010, mineral properties under Canadian GAAP include $5.4 million (2009: $6.7 million) of capitalized exploration, net of amortization, that is expensed under U.S. GAAP.   These differences result in a $1.4 million reduction of depletion and depreciation expense in 2010 (2009 - $1.75 million) and a $0.25 million increase in future income tax expense in 2010 (2009 - $0.2 million) under U.S. GAAP.

Page 95| December 31, 2010

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

e)

Government Assistance

Prior to 2000, the Company received government assistance totalling $2.0 million that was only repayable in the event Casa Berardi achieved commercial production.  Under Canadian GAAP, the fair value of the debt was recognized in 2008 resulting in an increase in the carrying value of mineral properties because the original funding and related exploration expenditures were capitalized to mineral properties.  The fair value of the debt was established at $1.6 million and is being accreted over the term of the debt facility.  In each of May 2010 and May 2009, the Company reimbursed $0.6 million to the lender, for total reimbursements of $1.2 million, and as at December 31, 2010, the estimated fair value of the debt was $0.8 million (2009 - $1.3 million).  During the year, accretion charges of $65 thousand (2009: $0.1 million) were added to mineral properties.

Under U.S. GAAP, the original receipt of the government assistance was credited to operations since exploration costs are expensed as incurred and accordingly, the recognition of the fair value of the liability was recorded as a $1.6 million charge to operations in 2008.   During 2010, accretion charges of $65 thousand (2009: $0.1 million) were charged to operations.

f)

Flow-through shares

The Company issued by way of private placements 5.5 million flow-through common shares at $2.75 per share in 2006 and 10.6 million flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $0.8 million, and $4.3 million respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, "Accounting for Income Taxes", the proceeds are allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3.5 million, $4.5 million and $2.1 million for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow-through share financings for which the costs were renounced.

g)

Deferred Finance Costs

 Under Canadian GAAP, the adoption of CICA Handbook Section 3855 in 2007 resulted in unamortized deferred finance costs totalling $2.3 million being charged to deficit.  Under U.S. GAAP, deferred finance costs incurred prior to commercial production are capitalized and carried against the value of the loan instrument and accreted over the life of the debt.  During 2009, the Company repaid in full the project debt facility, and accordingly, the remaining unamortized deferred finance costs of $1.1 million were fully amortized.

h)

Adoption of International Financial Reporting Standards

On January 1, 2011, the Company will transition from the current Canadian generally accepted accounting standards to International Financial Reporting Standards ("IFRS").  As a result of this change, new US GAAP pronouncements effective from year 2011 onwards will have no impact on our financial statements.

22.

SUBSEQUENT EVENT

a)  Revolving credit facility

On January 31, 2011, the Company established a US$50 million revolving credit facility with the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.   The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements.

Page 96| December 31, 2010

FORWARD LOOKING STATEMENTS AND INFORMATION

This Annual Report contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in the United States and Canada (collectively, "forward-looking information"). The forward-looking information contained in this Annual Report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company's expectations and estimates as to future gold production, anticipated total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi, and the Company's expected expenditures and planned programs on its properties for 2011. In addition, forward-looking information includes statements with respect to estimated mineral reserves and resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, anticipated effects of drill results on the Company's projects, timing and expectations of future development, exploration, and work programs, anticipated rates of recovery, timing and amount of future production, currency exchange rates, the future price of gold and the effects thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing of exploration activities, the feasibility study on the Joanna gold project and a pre-feasibility study on the risks and opportunities associated with developing the Casa Berardi principal zone crown pillar as an open-pit, and permitting time-lines. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this Annual Report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company's Casa Berardi Mine will continue, that the Company's current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of development and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs or delays, of unexpected variations in mineral reserves and resources, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this Annual Report, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Annual Report may use the term "indicated" resources. U.S. readers and investors are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. **U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.**

This Annual Report may also use the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.**

Page 97| December 31, 2010

CORPORATE DIRECTORY

CORPORATE OFFICE

Aurizon Mines Ltd.
Suite 1120, Cathedral Place
925 W. Georgia Street
Vancouver, BC V6C 3L2
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

OPERATIONS

Mines Aurizon ltée
C.P. 487, 1010 3rd Avenue East
Val-d'Or, QC J9P 4P5
Tel: (819) 874-4511
Fax: (819) 874-3391
Email: aurizon@aurizon.qc.ca

ANNUAL MEETING

2:00 P.M. Pacific Daylight Time
Thursday, May 12, 2011
Computershare Investor Services Inc.
3rd Floor Boardroom
510 Burrard Street
Vancouver, BC V6C 3B9

TRANSFER AGENT & REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Toll Free Phone: 1-800-564-6253
Toll Free Fax: 1-866-249-7775
Email: service@computershare.com

LEGAL COUNSEL

Dumoulin Black, LLP
Barristers & Solicitors
10th Floor - 595 Howe Street
Vancouver, BC V6C 2T5
Tel: (604) 687-1224
Fax: (604) 687-3635

AUDITORS

PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7
Tel: (604) 806-7000
Fax: (604) 806-7806

INVESTOR RELATIONS

For investor inquiries and an investors package, including an Annual Report in French, please contact Investor Relations at:
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com
Website: www.aurizon.com
Toll Free Can./U.S.: 1-888-411-GOLD (4653)

An electronic copy of the 2010 Annual Report and the Management Information Proxy Circular are available in the Investors Section of the Company's website at www.aurizon.com.

Electronic copies of quarterly earnings reports and recent news releases may also be found in the same location.

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange:
Ticker Symbol: ARZ
NYSE Amex:
Ticker Symbol: AZK

CAPITALIZATION

Authorized	
Common Shares:	Unlimited
Preferred Shares:	Unlimited
Issued as at December 31, 2010	
Common Shares:	162,145,702
Fully Diluted:	171,815,302

DIRECTORS

SARGENT H. BERNER[1]
GEORGE BRACK
LOUIS DIONNE[1 3]
ANDRE FALZON[2]
RICHARD FAUCHER[2]
DIANE FRANCIS[2 3]
DAVID P. HALL
BRIAN MOORHOUSE, Lead Director[1 3]
IAN S. WALTON

[1]Member of Executive Compensation and Corporate Governance Committee
[2]Member of Audit Committee
[3]Member of Environment, Health, Safety and Welfare Committee

MANAGEMENT - CORPORATE OFFICE

DAVID P. HALL
Chairman, President & Chief Executive Officer

IAN S. WALTON
Executive Vice President & Chief Financial Officer

ROGER WALSH
Vice President, Corporate Development

JULIE A. STOKKE KEMP
Corporate Secretary

CHRIS MCLEAN, CMA
Corporate Controller

SHARON PIGGOTT, BCom CA (Aust)
Manager, Financial Reporting

JENNIFER NORTH
Manager, Investor Relations

MANAGEMENT - QUEBEC OPERATIONS

MARTIN BERGERON, P.Eng
Vice President, Operations

GHISLAIN FOURNIER, P.Eng
General Manager, Technical Services

GILLES BROUSSEAU
General Manager, Corporate Development

CHRISTIAN BOURCIER, P.Eng
Mine Manager, Casa Berardi

DANIELLE MORIN
Manager, Administration

MARTIN DEMERS, P.Geo
Manager, Exploration

AURIZON
MINES LTD.

AURIZON
MINES LTD.

2010 Annual Report

TSX:ARZ

NYSE Amex:AZK

Aurizon Mines Ltd.
Suite 1120 - 925 W. Georgia Street
Vancouver, BC
CANADA
V6C 3L2
Tel: 604-687-6600
Fax: 604-687-3932
www.aurizon.com